Form 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

Report Of Foreign Private Issuer
Pursuant To Rule 13a-16 Or 15d-16 Of
The Securities Exchange Act Of 1934

For the month of May, 2009

Commission File Number: 001-14950

ULTRAPAR HOLDINGS INC.
(Translation of Registrant’s Name into English)

Avenida Brigadeiro Luis Antonio, 1343, 9º Andar
São Paulo, SP, Brazil  01317-910
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

ULTRAPAR HOLDINGS INC.

TABLE OF CONTENTS

ITEM

1.	1Q09 Results Release

2.	Interim Financial Information – 1Q09

3.	Minutes of the Meeting of the Board of Directors held on May 13, 2009

Item 1

São Paulo, May 13th, 2009 - Ultrapar Participações S.A. (BM&FBOVESPA: UGPA4 / NYSE: UGP), a company engaged in fuel distribution (Ultragaz / Ipiranga), chemicals (Oxiteno) and logistics for special bulk cargo (Ultracargo), hereby reports its results for the first quarter 2009.

IR Contact

E-mail: invest@ultra.com.br
Telephone: 55 11 3177-7014
Website: www.ultra.com.br

Results conference call

Brazilian conference call
Date: May 15th, 2009
10:00 a.m. (US EST)
Dial in number: +55 11 2101 4848
Code: Ultrapar

International conference Call
Date: May 15th, 2009
11:30 a.m. (US EST)
Participants in Brazil: 0800 891 9722
US participants: +1800 418 6854
International participants: +1973 200 3114
Code: Ultrapar

Ultrapar Participações S.A.
UGPA4 = R$ 55.64/share  (03/31/09)
UGP = US$ 23.56/ADR     (03/31/09)

In 1Q09 Ultrapar reports another quarter of strong earnings growth, even in a challenging economic environment. Additionally, at the end of the quarter, Texaco’s acquisition was closed, significantly increasing our operational scale in the distribution of fuels and reaching nationwide coverage.

➢ REVENUES GROW IN ALL BUSINESS UNITS IN 1Q09 COMPARED TO 1Q08

➢ ULTRAPAR’S EBITDA REACHES R$ 274 MILLION IN 1Q09, 21% HIGHER THAN IN 1Q08

➢ TEXACO’S ACQUISITION CLOSED ON MARCH 31st, 2009

“We have successfully taken another important step in our growth plan with the closing of the acquisition of Texaco, which will be consolidated in our results from the second quarter 2009 on. Our focus now is on integrating Texaco into Ultrapar and implementing Ipiranga’s business model in order to capture the benefits from the increased operational scale and nationwide coverage. Simultaneously, despite the economic slowdown, we continue to report strong earnings growth, which, combined with the benefits derived from recent investments and the lower level of investments expected in 2009, will allow significant cash generation for Ultrapar, preserving our sound financial position and contributing to the sustainable growth of our business”

Pedro Wongtschowski – CEO

Considerations on the financial and operational information

Standards and criteria adopted in preparing the information
Ultrapar's financial statements for the quarter ending March 31st, 2009 were prepared in accordance with the accounting directives set out in the Brazilian Corporate Law being adopted the alterations introduced by Law 11,638/07, Provisional Measure 449/08, as well as the CVM standards, instructions and guidelines, which regulate them. In order to provide comparability of financial statements, the figures presented in this document for the first and fourth quarters of 2008 consider such changes and, therefore, are different from the figures previously reported in the respective results release. In order to provide a better understanding of the effects of the new legislation, it is presented on pages 13 and 14 a statement with the impacts derived from the changes introduced by Law 11,638/07 and Provisional Measure 449/08 in the main accounts of the financial statements in the first and fourth quarters of 2008, compared to the figures previously reported. Additional information regarding effects of the new legislation are available on the accompanying notes 2 and 3 of the audited financial statements for the year ended on December 31st, 2008 and financial statements for the quarter ended on March 31st, 2009, both available at Ultrapar’s website (www.ultra.com.br).

Separately, Ultragaz reclassified the volumes sold between the bottle and bulk segments to reflect the current structure and management responsibility between geographies and segments. This reclassification between segments corresponds to approximately 1% of Ultragaz’s total volume and net sales in 2008. In order to provide comparability, Ultragaz’s information on volume and net sales for the bottled and bulk segments presented in this document and in the company’s website were reclassified retroactively to 1Q08 based on the new criteria adopted.

Effect of the acquisition of União Terminais
In June 2008, Ultrapar, through Ultracargo, signed the sale and purchase agreement for the acquisition of 100% shares of União Terminais e Armazéns Gerais Ltda., a company involved in the storage and handling of bulk liquids, previously held by Unipar – União das Indústrias Petroquímicas S.A. with operations in the ports located in Santos (in the state of São Paulo), Rio de Janeiro and Paranaguá (in the state of Paraná - through a 50% stake in União/Vopak Armazéns Gerais Ltda.). In October 2008, Ultrapar announced to the market that it had closed the purchase of the port terminals in Santos and Rio de Janeiro and, in November 2008, the closing of the acquisition of the port terminal in Paranaguá. The results of the businesses acquired were consolidated in Ultrapar's financial statements after their respective closing dates. Ultrapar's financial statements in periods prior to 4Q08 do not include the results of the businesses acquired. The total acquisition amounted to R$ 519 million, including in this figure the assumption of R$ 32 million in net debt.

Effect of the acquisition of Texaco
In August 2008, Ultrapar announced the signing of the sale and purchase agreement for the acquisition of Texaco’s fuel distribution business in Brazil. On March 31st, 2009, Ultrapar closed the acquisition of Texaco through the disbursement of R$ 1,106 million, in addition to the US$ 38 million deposit made to Chevron in August 2008. The results of the business acquired will be consolidated in Ultrapar's financial statements from April 1st, 2009 on.

Summary of the First Quarter of 2009

Profit and Loss Data Ultrapar Consolidated	1Q09	1Q08	4Q08	Δ (%) 1Q09v1Q08	Δ (%) 1Q09v4Q08
Net Sales and Services	6,411	5,927	7,610	8%	(16%)
Gross Profit	526	466	628	13%	(16%)
Operating Profit	178	139	229	28%	(22%)
EBITDA	274	226	336	21%	(18%)
Net Earnings	91	90	68	1%	34%
Earnings per share¹	0.68	0.67	0.51	2%	34%
Amounts in R$ million (except for EPS)
  ¹Calculated based on the weighted average of the number of shares during the period, excluding shares held in treasury.

Operational Data Ultragaz	1Q09	1Q08	4Q08	Δ (%) 1Q09v1Q08	Δ (%) 1Q09v4Q08
Total Volume (000 tons)	364	366	391	(1%)	(7%)
Bottled	257	253	276	1%	(7%)
Bulk	107	113	115	(5%)	(6%)

Operational Data Ipiranga	1Q09	1Q08	4Q08	Δ (%) 1Q09v1Q08	Δ (%) 1Q09v4Q08
Total Volume (000 m³)	2,770	2,716	3,120	2%	(11%)
Diesel	1,507	1,557	1,756	(3%)	(14%)
Gasoline	732	720	811	2%	(10%)
Ethanol	399	300	418	33%	(5%)
NGV (Natural Gas for Vehicles)	54	65	60	(16%)	(10%)
Fuel oils and kerosene	50	41	42	22%	20%
Lubricants e greases	28	33	32	(14%)	(11%)

Operational Data Oxiteno	1Q09	1Q08	4Q08	Δ (%) 1Q09v1Q08	Δ (%) 1Q09v4Q08
Total Volume (000 tons)	124	137	133	(9%)	(7%)
Product mix
Specialty chemicals	115	123	117	(6%)	(1%)
Glycols	8	14	17	(41%)	(51%)
Geographical mix
Sales in Brazil	86	98	92	(12%)	(6%)
Sales outside Brazil	37	38	41	(3%)	(9%)

Operational Data Ultracargo	1Q09	1Q08	4Q08	Δ (%) 1Q09v1Q08	Δ (%) 1Q09v4Q08
Effective storage[2] (000 m3)	437	300	443	46%	(1%)
Total kilometrage (million)	6.2	7.9	8.3	(22%)	(26%)
    2Monthly average

Macroeconomic Indicators	1Q09	1Q08	4Q08	Δ (%) 1Q09v1Q08	Δ (%) 1Q09v4Q08
Average exchange rate (R$/US$)	2.311	1.737	2.278	33%	1%
Brazilian basic interest rate (CDI)	2.9%	2.6%	3.3%
Inflation in the period (IPCA)	1.2%	1.5%	1.1%

Highlights

➢
Closing of Texaco’s acquisition – On March 31st, 2009, Ultrapar closed, through its subsidiary Sociedade Brasileira de Participações Ltda., the acquisition of 100% of the shares of Chevron Brasil Ltda. (“CBL”) and Sociedade Anônima de Óleo Galena Signal (“Galena”), subsidiaries of Chevron Latin America Marketing LLC and Chevron Amazonas LLC (together “Chevron”) that held the Texaco-branded fuels marketing business in Brazil (“Texaco”). Prior to the closing, Chevron’s lubricant and oil exploration activities in Brazil were spun-off from CBL and Galena to other Chevron’s legal entities.

➢
Acquisition value – The amount disbursed on March 31st, 2009 was R$ 1,106 million, in addition to the US$ 38 million deposit made to Chevron on August 2008. The terms of the acquisition do not include the assumption of Texaco’s net debt. Working capital adjustments or any net debt that might exist on March 31st, 2009 will be verified within 60 days, and will be settled with Chevron thereafter.

➢
Strategic rationale and expected benefits - Texaco’s acquisition is part of Ultrapar’s strategy to increase its operational scale in the fuels marketing business and expand its operations to the Mid-West, Northeast and North regions of Brazil. In 2008 Texaco sold 7 million cubic meters of diesel, gasoline, ethanol and natural gas for vehicles, which represented an approximately 8% market share in Brazil. The combination with Texaco will create a nationwide fuels marketing business, with a network of more than five thousand service stations and approximately 22% market share, strengthening its competitiveness through the increase of the operational scale and the implementation of Ipiranga’s business model in the combined network, with a broad range of products and services availability at the service stations which benefits consumers and resellers. Through these elements, Ultrapar aims to generate profitability in the combined business at least at the current levels of Ipiranga, which, in 2008, reported EBITDA of R$ 50/m³. Additionally, the acquisition of Texaco leaves Ipiranga in a better position to grow, initiating its expansion into the Mid-West, Northeast and North regions of Brazil, regions with fuel consumption growth above the national average, and brings new commercial opportunities arising from the nationwide coverage.

➢
Identification of the Ipiranga brand in the acquired network – On April 1st, 2009, when we started to manage and consolidate Texaco’s results, we have also started the process of converting the acquired network to the Ipiranga brand. The process consists of altering the visual identity of the Texaco’s service stations to Ipiranga’s standards, by painting, replacing banners and logos, among others. Image substitution costs are estimated at approximately R$ 35 thousand per service station, about 30% less than initially expected, also allowing the conversions to be completed sooner and accelerating the process of implementing Ipiranga’s business model in the acquired network. About one thousand service stations of the acquired network, representing about 75% of Texaco service stations in the South and Southeast regions of Brazil, are expected to have their brands switched to Ipiranga’s during 2009. Part of these disbursements, originally wholly included in Ipiranga’s 2009 investment budget of R$ 239 million, will be recorded as expenses, with an estimated effect of R$ 32 million in 2009. Therefore, Ipiranga’s and Ultrapar’s initially expected investments were reduced by R$ 32 million, and the investment budget for the year 2009 will then be R$ 207 million for Ipiranga and R$ 496 million for Ultrapar.

Executive Summary of the Results for the Quarter

During the first quarter 2009, the worsening of the global crisis and its consequences on credit availability, consumers’ confidence and foreign demand continued to affect the Brazilian economy. This downturn could be seen in the three economic sectors, particularly industry, reflecting the continued adjustments of inventory levels to the new economic reality. On the other hand, measures have been taken to minimize the effects of the crisis in Brazil, through monetary policy actions that culminated in a cumulative 2.5% decrease in the Selic rate, currently at 10.25%, in the last two meetings of the Monetary Policy Committee of the Central Bank of Brazil (COPOM), and tax policy actions, such as the tax reduction for vehicles (IPI), positively impacting the automotive industry. The global economic crisis also continued to affect commodities prices, notably oil prices, which remained below US$ 50/barrel during 1Q09, and foreign capital flow, resulting in an average exchange rate of R$ 2.31/US$ in 1Q09, a 33% depreciation compared to the average exchange rate in 1Q08.

IPI tax reduction for vehicles was the key driver for the 4% growth in the number of light vehicles registered in 1Q09 compared to the same period in 2008, thus keeping last year’s fleet growth pace. This growth and the improvements in legislation and inspection of the fuel sector contributed to the 9% growth in Ipiranga’s combined sales of fuel for passenger cars (gasoline, ethanol and NGV) in the first quarter 2009. Diesel sales, in turn, which are strongly correlated to economic performance, reduced by 3%. The strong growth in sales of fuel for passenger cars combined with lower diesel sales resulted in a 2% increase in Ipiranga’s total sales. Ipiranga’s EBITDA amounted to R$ 144 million in 1Q09, 11% higher than that reported in 1Q08.

In the first quarter 2009, Ultragaz's sales volume remained almost stable compared to the same period of 2008, with a 1.5% increase in sales volume in the bottled segment, offset by a 5.0% reduction in the bulk segment, derived from the lower level of economic activity in 1Q09. Despite the sales volume stability, cost and expense reduction initiatives implemented by Ultragaz in the last 12 months allowed its EBITDA to reach R$ 52 million in 1Q09, 29% higher than that of the 1Q08.

Oxiteno reported a 9% decrease in sales volumes for 1Q09 compared to 1Q08 as a result of the de-stocking process in the value chain in many sectors of the economy and higher glycol sales in 1Q08. EBITDA totalled R$ 46 million in 1Q09, a 2% decrease compared to the same period of the previous year due to lower sales, higher costs and expenses resulting from expansions, and historical costs of goods sold significantly higher than current replacement costs. Oxiteno estimates that the effect arising from the difference between historical and replacement costs was R$ 33 million.

Ultracargo reported a 46% increase in effective storage compared to 1Q08, result of the consolidation of União Terminais from 4Q08 and the expansion of the Aratu terminal. As a consequence, EBITDA in 1Q09 reached R$ 24 million, 137% higher than that reported in 1Q08.

Ultrapar’s consolidated EBITDA totalled R$ 274 million, a 21% increase compared to 1Q08, as a result of the increases in Ipiranga’s, Ultragaz’s and Ultracargo’s EBITDA. Net earnings for 1Q09 reached R$ 91 million, in line with the net earnings for 1Q08.

Operational Performance

Ultragaz – According to the Brazilian National Oil Agency (ANP), the Brazilian LPG market decreased by 3.0% in 1Q09 compared to the same period of the previous year. In 1Q09, Ultragaz's sales volume reached 364 thousand tons, a 0.5% decrease in comparison to 1Q08. In the bottled segment, Ultragaz’s sales volume amounted to 257 thousand tons, 1.5% higher than the figure in 1Q08. The growth in the bottled segment for 1Q09 is similar to that of recent quarters and was the result (i) of the resilient demand in the segment, as it is good of first necessity, and (ii) of commercial initiatives implemented by the company, including new markets. Ultragaz's sales in the bulk segment (UltraSystem) decreased by 5.0% in 1Q09, reflecting the lower level of economic activity in 1Q09. Compared to 4Q08, Ultragaz's sales volume decreased by 6.9%, mainly as a consequence of seasonality between quarters.

Sales Volume – Ultragaz (‘000 tons)

Ipiranga – Ipiranga’s sales volumes totalled 2,770 thousand cubic meters, a 2% increase compared to 1Q08. Fuel sales volume for passenger cars (gasoline, ethanol and NGV) grew 9%, mainly as a consequence of the increase in light vehicles fleet during the last 12 months and investments in new Ipiranga service stations in 2008. Diesel sales volume totalled 1,507 thousand cubic meters in 1Q09, a 3% decrease compared to 1Q08, following the lower level of economic activity. Compared to 4Q08, Ipiranga reported an 11% reduction in sales volume, reflecting basically the typical seasonality between periods.

Sales Volume – Ipiranga (000 m³)

Oxiteno – Oxiteno's sales volume totalled 124 thousand tons, 9% lower than in 1Q08, as a consequence of the de-stocking process in the value chain of many economic sectors and higher levels of glycol sales in 1Q08, taking advantage of the restricted international supply of this product at that time. The variation between 1Q09 and 1Q08 is lower than the 24% decrease reported between 4Q08 and 4Q07, indicating an evolution in the de-stocking process and the replacement of imports by the company’s clients. The sales mix also showed an improvement, with sales of specialty chemicals rising from 90% of total sales in 1Q08 to 93% in 1Q09. Compared to 4Q08, Oxiteno’s sales volume was down by 7%, basically due to seasonality between quarters.

Sales Volume – Oxiteno (000 tons)

Ultracargo – Ultracargo reported a 46% increase in average storage measured in cubic meters compared to 1Q08 as a consequence of the consolidation of União Terminais from 4Q08 on and the expansion of the Aratu terminal. Compared to 4Q08, Ultracargo’s average storage measured in cubic meters decreased by 1% as a result of a reduction in ethanol handling due to the inter-harvest season in the first quarter, partially offset by a 6% higher occupancy rate at União Terminais’ terminals. In the transportation segment, total kilometrage travelled was down by 22% and 26% compared to 1Q08 and 4Q08, respectively, due to Ultracargo’s decision to reduce its presence in the packed cargo segment and the lower level of economic activity in 1Q09.

Average storage (000 m³)	Kilometrage travelled (million)

Economic-Financial Performance

Net Sales and Services – Ultrapar’s net sales and services amounted to R$ 6,411 million in 1Q09, up 8% on 1Q08, as a consequence of the growth seen in all of the company's business units. Compared to 4Q08, Ultrapar's net sales and services decreased by 16% as a consequence of seasonality in its businesses.

Net Sales and Services (R$ million)

Ultragaz – Ultragaz's net sales and services amounted to R$ 765 million in 1Q09, a 3% increase on 1Q08, mainly due to the rise in the cost of LPG used in the bulk segment in 2008. Compared to 4Q08, net sales and services were down 7%, in line with the seasonally lower volume.

Ipiranga – Ipiranga's net sales and services amounted to R$ 5,114 million in 1Q09, 9% higher than the net sales and services in 1Q08, basically as a consequence of a 2% increase in sales volume in the period, the increase in the cost of diesel in 2008, and measures implemented to improve legislation and inspection of the fuel sector. Compared to 4Q08, net sales and services were 17% lower, basically as a result of typical seasonality between periods.

Net sales breakdown by product – Ipiranga

Oxiteno – Net sales and services of Oxiteno totalled R$ 460 million in 1Q09, 10% higher than in 1Q08, despite the reduction of 9% in the volume sold, as a consequence of the 33% weaker Brazilian Real. Compared to 4Q08, net sales and services fell by 19% as a result of the seasonally lower volumes sold and a 14% decrease in average prices in dollar terms, particularly international glycol prices.

Ultracargo – Ultracargo’s net sales and services totalled R$ 82 million in 1Q09, a 36% increase compared to 1Q08, as a result (i) of higher average storage as a consequence of the consolidation of União Terminais from 4Q08 on and the expansion of the Aratu terminal and (ii) contract fee adjustments. Compared to 4Q08, Ultracargo’s net sales and services fell by 6% as a result of the seasonal reduction in ethanol handling and a decrease in the kilometrage travelled, which were partially offset by higher revenues from the acquired terminals of União Terminais.

Cost of Goods Sold – Ultrapar's cost of goods sold amounted to R$ 5,885 million in 1Q09, up 8% on 1Q08. Compared to 1Q08, Ultrapar’s cost of goods sold fell by 16%.

Ultragaz – The cost of goods sold at Ultragaz reached R$ 654 million in 1Q09, up 1% on 1Q08, as a consequence of increases in the ex-refinery price of LPG for use in the bulk segment during 2008, partially offset by cost reduction initiatives implemented during the last 12 months. Compared to 4Q08, Ultragaz's cost of goods sold was down by 9%, higher than the seasonal volume variation, as a consequence of cost reduction initiatives implemented.

Ipiranga – Ipiranga's cost of goods sold amounted to R$ 4,822 million in 1Q09, up 9% on 1Q08, as a consequence of a 2% increase in sales volume, the increase in the diesel ex-refinery price in May 2008, and the obligatory increase in the amount of biodiesel added to diesel. Compared to 4Q08, the cost of goods sold was down by 17%, mainly as a result of the typical seasonality between periods.

Oxiteno – Oxiteno's cost of goods sold in 1Q09 amounted to R$ 376 million, a 12% increase on 1Q08, despite the 9% drop in sales volume, as a consequence of the 33% weaker Brazilian Real and higher fixed and depreciation costs as a result of the start-up of the expanded operations in 4Q08. Compared to 4Q08, Oxiteno’s cost of goods sold decreased by 9% due to a 7% reduction in sales volume and a 10% reduction in the variable cost in dollars per ton. This reduction in the variable cost in dollars per ton, reported in the financial statements was significantly lower than, for example, the 48% reduction in international ethylene prices, due to the process of realization of Oxiteno’s inventories with historical costs higher than replacement costs.

Ultracargo – Ultracargo's cost of services provided in 1Q09 amounted to R$ 48 million, a 24% increase on 1Q08, as a consequence of the consolidation of the cost of services provided by União Terminais from 4Q08 on. Compared to 4Q08, Ultracargo’s cost of services provided decreased by 11% as a result of lower ethanol handling and a decrease in the kilometrage travelled.

Sales, General and Administrative Expenses – Sales, general and administrative expenses at Ultrapar amounted to
R$ 353 million in 1Q09, up 6% on 1Q08 and down 12% on 4Q08.

Ultragaz – Ultragaz's sales, general and administrative expenses amounted to R$ 87 million in 1Q09, 2% and 3% up on 1Q08 and 4Q08, respectively, as a consequence of higher expenses related to sales campaigns, partially offset by lower indemnification expenses and by expense reduction initiatives implemented in 2008.

Ipiranga – Ipiranga's sales, general and administrative expenses (including employees statutory interest) amounted to  R$ 178 million in 1Q09, up 7% on 1Q08 and down 6% on 4Q08. Sales expenses rose by 2% compared to 1Q08 and fell by 9% compared to 4Q08, as a consequence of the variation in sales volume in the respective periods. Compared to 1Q08, general and administrative expenses (including employees statutory interest) increased by 13% as a result of (i) higher depreciation expenses, (ii) higher personnel expenses as a consequence of the annual collective wage agreement, (iii) expenses with the installation of CTF (Fleet Control System) in the Texaco’s and Ipiranga’s service stations, and (iv) higher environment-related expenses. Compared to 4Q08, Ipiranga’s general and administrative expenses (including employees statutory interest) decreased by 3%.

Oxiteno – Sales, general and administrative expenses of Oxiteno amounted to R$ 63 million in 1Q09, up 26% on 1Q08, mainly as a consequence of (i) higher freight unit cost, as a consequence of the weakening in the Brazilian Real and the rise in diesel prices, (ii) the increase in personnel expenses as a result of the annual collective wage agreement and a variation in variable compensation and (iii) higher expenses related to Oxiteno’s operations outside Brazil. Compared to 4Q08, sales, general and administrative expenses at Oxiteno fell by 20%, as a consequence of lower sales volume and a decrease in variable compensation.

Ultracargo – Ultracargo's sales, general and administrative expenses amounted to R$ 23 million in 1Q09, up 17% compared to 1Q08, due to the consolidation of sales, general and administrative expenses from União Terminais from 4Q08 on and an increase in personnel expenses as a result of the annual collective wage agreement. Compared to 4Q08, sales, general and administrative expenses at Ultracargo fell by 26% as a consequence of the goodwill amortization from the acquisition of União Terminais in 4Q08. Excluding the goodwill amortization from União Terminais in 4Q08, sales, general and administrative expenses at Ultracargo remained stable in 1Q09 compared to 4Q08.

EBITDA – Ultrapar reported earnings before interest, tax depreciation and amortization (EBITDA) of R$ 274 million in 1Q09, up 21% compared to 1Q08, as a consequence of EBITDA growth in Ipiranga, Ultragaz and Ultracargo. Compared to 4Q08, Ultrapar's EBITDA decreased by 18% mainly as a consequence of a seasonal volume drop in its businesses.

EBITDA (in R$ million)

Ultragaz – Ultragaz reported EBITDA of R$ 52 million in 1Q09, up 29% and 5% on 1Q08 and 4Q08, respectively, despite the decrease in sales volume, mainly as a result of cost and expense reduction initiatives implemented during the last 12 months.

Ipiranga – Ipiranga reported EBITDA of R$ 144 million in 1Q09, up 11% on 1Q08, mainly as a consequence of (i) a 2% increase in sales volume, and (ii) measures implemented to improve legislation and inspection of the fuel sector. Compared to 4Q08, EBITDA decreased by 18%, mainly as a consequence of the seasonal volume drop.

Oxiteno – Oxiteno’s EBITDA amounted to R$ 46 million in 1Q09, a 2% decrease compared to 1Q08, mainly as a result of the decrease in sales volume and higher fixed costs due to the start-up of expanded operations in 4Q08. Compared to 4Q08, Oxiteno’s EBITDA reduced by 50% due to the same reasons mentioned above, in addition to the benefit of the 22% depreciation of the Brazilian Real during 4Q08, compared to a stable exchange rate in 1Q09, and the difference between historical costs and replacement costs in 1Q09. Oxiteno estimates that the effect from the difference between historical and replacement costs was R$ 33 million.

Ultracargo – Ultracargo reported EBITDA of R$ 24 million, R$ 14 million higher than in 1Q08, as a consequence of the consolidation of União Terminais’ EBITDA from 4Q08 on and the expansion of the Aratu terminal. Compared to 4Q08, Ultracargo’s EBITDA increased by 15% due to the EBITDA growth from its terminals, particularly those from União Terminais.

Depreciation and Amortization – Total depreciation and amortization costs and expenses in 1Q09 were R$ 96 million, R$ 9 million higher than those in 1Q08 due to the addition of the depreciation of União Terminais, Oxiteno’s expanded operations from 4Q08 on and investments in new and re-branded service stations at Ipiranga, partially offset by the elimination of goodwill amortization expenses starting on January 1st, 2009. Compared to 4Q08, total depreciation and amortization costs and expenses decreased by R$ 12 million as a consequence of the elimination of goodwill amortization expenses starting on January 1st, 2009.

Financial result – Ultrapar reported net financial expense of R$ 59 million in 1Q09, R$ 22 million higher than that in 1Q08. The increase in net financial expense in 1Q09 reflects (i) an increase in Ultrapar’s net debt and (ii) higher interest rates. Compared to 4Q08, the financial expense decreased by R$ 40 million as a result of lower interest rates and the effect of the 22% depreciation of the Brazilian Real during 4Q08 on the net short exposure in foreign currency, compared to a stable exchange rate in 1Q09.

As of March 31st, 2009, Ultrapar had a net exposure in foreign currency short in US$ 27 million, compatible with Oxiteno’s short-term sales flow in foreign currency. Ultrapar closed 1Q09 with gross debt of R$ 4,139 million, including the R$ 500 million loan from Caixa Econômica Federal in March 2009, and net debt of R$ 2,562 million, compared to a net debt of  R$ 806 million at the end of 1Q08 and R$ 1,538 million at the end of 4Q08, as a consequence of disbursements for the acquisition of União Terminais in October 2008 and Texaco in March 2009.

Other revenues and expenses (former "Non-Operating Results") – In 1Q09 Ultrapar reported other revenues of R$ 3 million mainly due to the sale of trucks in 1Q09, compared to other revenues of R$ 6 million in 1Q08 related to the result from the sale of Ipiranga’s headquarters building in the city of São Paulo. In 4Q08, Ultrapar reported other expenses in the amount of R$ 8 million, mainly due to the write-off of certain studies and projects.

Net Earnings – Ultrapar’s net consolidated earnings in 1Q09 amounted to R$ 91 million, in line with the figure in 1Q08, due to a 21% growth in Ultrapar’s EBITDA, offset by a higher net debt and an increase in depreciation. Compared to 4Q08, net earnings increased by 34%, mainly as a consequence of a decrease in net financial expenses.

Investments – Total investments, net of disposals and repayments, amounted to R$ 1,291 million in 1Q09, allocated as follows:

•	At Ultragaz, R$ 27 million were invested mainly on the renewal and replacement of LPG bottles and tanks.

•
At Ipiranga, R$ 25 million were invested. The investments were directed to re-branding and new service stations, renewal of contracts and improvements in service stations and distribution facilities, with R$ 29 million related to additions to property, plant and equipment, reduced by R$ 4 million related to financing repayments and bonuses to clients¹, net of new disbursements.

•	At Oxiteno, R$ 41 million were invested, concentrated on projects to expand production capacity, particularly the expansion of ethylene oxide production capacity at Camaçari.

•	Ultracargo invested R$ 7 million, mainly in new expansions of the Aratu terminal.

In addition to organic investments, on March 31st, 2009 Ultrapar closed the acquisition of Texaco and registered an investment in the amount of R$ 1,190 million.

Additions to PP&E in 1Q09[2]	R$ million	% of total	Total investments, net of disposals and repayments (R$ million)
Ultragaz	27	26%
Ipiranga	29	28%
Oxiteno	41	40%
Ultracargo	7	6%
Ultrapar[3]	105	100%

1 Financing and client bonuses are included under "working capital" in the cash flow statement
2 Property, plant, equipment and deferred charges. Net of disposals, does not include equity investments
3 Includes the consolidation of Serma (R$ 2 million)

Ultrapar in the capital markets

Considering the combined trading on the BM&FBovespa and the NYSE, the average daily trading volume in 1Q09 was R$ 24 million/day, 25% below the average of R$ 32 million/day in 1Q08, when Ultrapar concluded the shares exchange of Refinaria de Petróleo Ipiranga S.A., currently denominated Refinaria de Petróleo Riograndense S.A. (RPR), Distribuidora de Produtos de Petróleo Ipiranga S.A. (DPPI) and Companhia Brasileira de Petróleo Ipiranga (CBPI) by Ultrapar. In 1Q09, the Ibovespa index rose by 9% and the Dow Jones index fell by 13%. In the same period, Ultrapar’s shares rose by 9% at BM&FBovespa and by 5% at NYSE. Ultrapar ended 1Q09 with a total market capitalization of R$ 8 billion.

Price of UGPA4 vs. Ibovespa – 1Q09 (Base 100)	Average Daily Trading Volume (R$ million)

Summary of changes from the application of Law 11,638/07 and Provisional Measure 449/08

The table below shows the main effects of the application of Law 11,638/07 and Provisional Measure 449/08 on 1Q08 and 4Q08 financial statements. Additional information about the changes resulting from the new legislation is available in notes 2 and 3 of the financial statements as of December 31st, 2008 and March, 31st, 2009, available on Ultrapar’s website (www.ultra.com.br).

Effects of the implementation of Law 11,638/07 and Provisional Measure 449/08 on the business units’ EBITDA – 1Q08
(R$ million)
		Ipiranga	Ultragaz	Oxiteno	Ultracargo	Others/Elim.	Ultrapar
EBITDA before the implementation of Law 11,638/07 and Provisional Measure 449/08		127.9	40.7	47.2	10.2	(3.3)	222.7

Contracts for financial leasing operations recognized as property, plant & equipment and debt	CVM 554 / CPC 06	2.0	-	-	-	-	2.0

Consolidation of the results of the company SERMA* on the financial statements	CVM 565 / CPC 13	-	-	-	-	1.2	1.2

Total effects		2.0	-	-	-	1.2	3.2

EBITDA after the implementation of Law 11,638/07 and Provisional Measure 449/08		129.9	40.7	47.2	10.2	(2.1)	225.9

Main effects of the implementation of Law 11,638/07 and Provisional Measure 449/08 on the consolidated financial statements – 1Q08
(R$ million)

		EBITDA	Financial results	Net earnings	Net debt	Long term assets	Shareholder's equity
Figures before the implementation of Law 11,638/07 and Provisional Measure 449/08		222.7	(37.3)	90.1	787.9	3,046.0	4,654.1

Contracts of financial leasing operations recognized as fixed assets and debt	CVM 554 / CPC 06	2.0	(0.5)	0.4	29.9	29.9	(0.3)

Consolidation of the company SERMA* and equity in income and affiliated companies of Metalplus** in the financial statements	CVM 565 / CPC 13	1.2	(0.1)	-	(0.9)	11.6	(0.3)

Currency translation impact of the net investment on some foreign subsidiaries recorded directly in the account accumulated translation adjustment in the Shareholder's equity	CVM 534 / CPC 02	-	(1.1)	(1.1)	-	-	-

Marking to market of financial and foreign exchange and interest hedging instruments	CVM 566 / CPC 14	-	0.4	0.3	0.2	-	(0.3)

Transaction costs and premiums in the issuance of securities and securities recognized as debt reducer	CVM 556 / CPC 08	-	1.2	0.8	(10.7)	-	0.8

Adjustment at present value of credit balances of ICMS on the purchase of fixed assets (CIAP)	CVM 564 / CPC 12	-	-	-	-	4.3	-

Total effects		3.2	(0.1)	0.4	18.5	45.8	(0.1)

Figures after the implementation of Law 11,638/07 and Provisional Measure 449/08		225.9	(37.3)	90.5	806.4	3,091.8	4,654.0

Effects of the implementation of Law 11,638/07 and Provisional Measure 449/08 on the business units’ EBITDA – 4Q08
(R$ million)

		Ipiranga	Ultragaz	Oxiteno	Ultracargo	Others/Elim.	Ultrapar
EBITDA before the implementation of Law 11,638/07 and Provisional Measure 449/08		171.2	50.0	92.8	20.9	(4.0)	330.9

Contracts for financial leasing operations recognized as property, plant & equipment and debt	CVM 554 / CPC 06	3.2	-	-	-	0.1	3.3

Consolidation of the results of the company SERMA* on the financial statements	CVM 565 / CPC 13	-	-	-	-	1.3	1.3

Total effects		3.2	-	-	-	1.4	4.6

EBITDA after the implementation of Law 11,638/07 and Provisional Measure 449/08		174.4	50.0	92.8	20.9	(2.6)	335.5

Main effects of the implementation of Law 11,638/07 and Provisional Measure 449/08 on the consolidated financial statements – 4Q08
(R$ million)

		EBITDA	Financial results	Net earnings	Net debt	Long term assets	Shareholder's equity
Figures before the implementation of Law 11,638/07 and Provisional Measure 449/08		330.9	(88.1)	77.3	1,524.3	3,726.3	4,646.1

Contracts of financial leasing operations recognized as fixed assets and debt	CVM 554 / CPC 06	3.3	(1.0)	0.8	25.4	29.0	2.4

Consolidation of the company SERMA* and equity in income and affiliated companies of Metalplus** in the financial statements	CVM 565 / CPC 13	1.3	-	-	(0.2)	14.9	(0.3)

Currency translation impact of the net investment on some foreign subsidiaries recorded directly in the account accumulated translation adjustment in the Shareholder's equity	CVM 534 / CPC 02	-	(4.2)	(4.2)	-	-	-

Marking to market of financial and foreign exchange and interest hedging instruments	CVM 566 / CPC 14	-	(5.6)	(5.8)	(1.6)	-	1.1

Transaction costs and premiums in the issuance of securities and securities recognized as debt reducer	CVM 556 / CPC 08	-	(0.1)	(0.1)	(9.6)	-	0.9

Adjustment at present value of credit balances of ICMS on the purchase of fixed assets (CIAP)	CVM 564 / CPC 12	-	-	-	-	5.5	-

Total effects		4.6	(10.9)	(9.3)	14.0	49.4	4.1

Figures after the implementation of Law 11,638/07 and Provisional Measure 449/08		335.5	(98.9)	68.1	1,538.3	3,775.7	4,650.2

* SERMA - Association of users of data processing equipment and related services (responsible for IT services for Ultrapar)
** Metalúrgica Plus S / A - Former producer of gas cylinders, not currently operating

Outlook

With the integration of Texaco from April 1st on, we have started the process of implementing our business plan, which includes the integration of the acquired business into Ultrapar and the implementation of Ipiranga’s business model, focusing on the realization of estimated synergies and the capture of benefits arising from increased scale and nationwide coverage. Simultaneously, we expect to continue improving our results, based on a combination of the resilient nature and financial soundness of our businesses with the benefits derived from investments made over the last years. At Ipiranga, in addition to Texaco’s results, the sale of fuels for passenger vehicles is bound to keep its positive growth trend based on the higher vehicle fleet. At Ultragaz, the continuation of the Ultralevel and Ultraflex operational efficiency improvement programs, which contributed to the costs and expenses optimization in the last quarters, will allow further growth in results in 2009. At Oxiteno, we have seen a gradual recovery of sales volume, mainly as a result of the replacement of imports, allowing the company to capture the benefits of lower raw material costs over time. At Ultracargo, we will continue to focus on capturing the benefits from the acquisition of União Terminais.

Forthcoming Events

Conference Call / Webcast for analysts: May 15th, 2009

Ultrapar will be holding a conference call for analysts on May 15th, 2009, to comment on the company's performance in the first quarter of 2009 and future outlook. The presentation will be available for download on the company's website 30 minutes prior to the conference call.

Brazilian: 10:00 a.m. (US EST)
Dial in number: +55 11 2101 4848
Code: Ultrapar

International: 11:30 a.m. (US EST)
Participants in Brazil: 0800 891 9722
US participants: 1 800 418 6854
International participants: +1 973 200 3114
Code: Ultrapar

WEBCAST live by Internet on site www.ultra.com.br. Please connect 15 minutes in advance.

This document may contain forecasts of future events. Such predictions merely reflect the expectations of the Company's management. Words such as: "believe", "expect", "plan", "strategy", "prospects", "envisage", "estimate", "forecast", "anticipate", "may" and other words with similar meaning are intended as preliminary declarations regarding expectations and future forecasts. Such declarations are subject to risks and uncertainties, anticipated by the Company or otherwise, which could mean that the reported results turn out to be significantly different from those forecast. Therefore, the reader should not base investment decisions solely on these estimates.
O

Operational and Market Information

Financial focus	1Q09	1Q08	4Q08
EBITDA margin Ultrapar	4%	4%	4%
Net margin Ultrapar	1%	2%	1%
Productivity	1Q09	1Q08	4Q08
EBITDA R$/ton Ultragaz	144	111	128
EBITDA R$/m3 Ipiranga	52	48	56
EBITDA R$/ton Oxiteno	373	345	696
Focus on Human Resources	1Q09	1Q08	4Q08
Number of employees – Ultrapar	9,366	9,601	9,496
Number of employees – Ultragaz	4,075	4,355	4,109
Number of employees – Ipiranga	2,096	2,128	2,083
Number of employees – Oxiteno	1,567	1,540	1,565
Number of employees – Ultracargo	1,328	1,267	1,459
Focused on capital markets	1Q09	1Q08	4Q08
Number of shares ('000)	136,096	136,096	136,096
Market capitalization [1] – R$ million	7,484	8,278	6,247
BM&FBovespa	1Q09	1Q08	4Q08
Average daily volume (shares)	309,980	409,033	388,440
Average daily volume (R$ '000)	17,081	24,905	17,673
Average share price (R$/share)	55.1	60.9	45.5
NYSE	1Q09	1Q08	4Q08
Quantity of ADRs[2] ('000 ADRs)	12,487	9,934	13,445
Average daily volume (ADRs)	125,791	114,010	153,501
Average daily volume (US$ '000)	2,974	3,964	3,175
Average share price (US$/ADRs)	23.6	34.8	20.7
Total[3]	1Q09	1Q08	4Q08
Average daily volume (shares)	435,771	523,043	541,942
Average daily volume (R$ '000)	23,963	31,814	24,878

All financial information is presented according to the accounting principles laid down in Brazilian Corporate Legislation (BR GAAP). All figures are expressed in Brazilian Reais, except for the amounts on page 24, which are expressed in US dollars and were obtained using the average rate of exchange (commercial dollar rate) for the corresponding periods.

For additional information, please contact:
Investor Relations department - Ultrapar Participações S.A.
(55 11) 3177-7014
invest@ultra.com.br
www.ultra.com.br

1 Calculated based on the weighted average price in the period.
2 1 ADR = 1 preferred share.
3 Total = BM&FBovespa + NYSE. From December 2007, includes 54,770,590 preferred shares issued by Ultrapar for the exchange of the shares of RPR, DPPI and CBPI.

ULTRAPAR
CONSOLIDATED BALANCE SHEET
In millions of Reais - Accounting practices adopted in Brazil

	QUARTERS ENDED IN
	MAR	MAR	DEC
	2009	2008	2008
ASSETS
Cash and cash equivalents	1,569.8	2,365.4	2,126.4
Trade accounts receivable	1,451.6	1,190.2	1,429.3
Inventories	871.1	714.1	1,033.8
Income and social contribution taxes	112.6	94.1	111.8
Other	362.4	971.7	434.5
Total Current Assets	4,367.5	5,335.5	5,135.8

Investments	1,223.9	47.8	34.0
Property, plant and equipment and intangibles	3,735.6	2,982.4	3,726.1
Deferred charges	14.1	61.6	15.6
Long term investments	7.2	120.2	7.2
Income and social contribution taxes	402.2	156.6	408.7
Trade accounts receivable LT	199.0	172.6	210.1
Other long term assets	131.0	136.6	129.7
Total Long Term Assets	5,713.0	3,677.8	4,531.4

TOTAL ASSETS	10,080.5	9,013.3	9,667.2

LIABILITIES
Loans and financing	2,083.5	1,874.1	1,658.1
Suppliers	510.9	429.2	614.2
Payroll and related charges	127.3	106.5	164.6
Taxes	113.7	140.8	121.1
Other accounts payable	188.8	123.9	189.7
Total Current Liabilities	3,024.2	2,674.5	2,747.7

Loans and financing	2,054.9	1,417.9	2,013.8
Income and social contribution taxes	22.8	2.6	18.2
Other long term liabilities	197.8	229.0	199.1
Total Long Term Liabilities	2,275.5	1,649.5	2,231.1
TOTAL LIABILITIES	5,299.7	4,324.0	4,978.8

STOCKHOLDERS' EQUITY
Capital	3,696.8	3,696.8	3,696.8
Capital reserve	1.0	1.0	0.9
Revalution reserves	9.8	11.3	10.3
Profit reserves	940.8	854.0	940.1
Mark to market adjustments	(5.6)	(0.6)	(6.2)
Cumulative translation adjustment	7.2	1.1	8.3
Retained earnings	91.5	90.4	-
Total Stockholders' Equity	4,741.5	4,654.0	4,650.2
Minority Interests	39.3	35.3	38.2
TOTAL STOCKHOLDERS' EQUITY & M.I.	4,780.8	4,689.3	4,688.4

TOTAL LIAB. AND STOCKHOLDERS' EQUITY	10,080.5	9,013.3	9,667.2

Cash and Long term investments	1,577.0	2,485.6	2,133.6
Debt	4,138.5	3,292.0	3,671.9
Net cash (debt)	(2,561.5)	(806.4)	(1,538.3)

ULTRAPAR
CONSOLIDATED STATEMENT OF INCOME
In millions of Reais (except per share data) - Accounting practices adopted in Brazil

	QUARTERS ENDED IN			ACCUMULATED
	MAR	MAR	DEC	MAR	MAR
	2009	2008	2008	2009	2008

Net sales and services	6,411.4	5,927.4	7,609.7	6,411.4	5,927.4

Cost of sales and services	(5,885.2)	(5,461.2)	(6,981.8)	(5,885.2)	(5,461.2)

Gross profit	526.2	466.2	627.9	526.2	466.2

Operating expenses
Selling	(151.2)	(135.1)	(157.4)	(151.2)	(135.1)
General and administrative	(144.6)	(129.7)	(163.1)	(144.6)	(129.7)
Depreciation and amortization	(57.3)	(68.9)	(79.1)	(57.3)	(68.9)

Other operating income (expenses)	4.7	6.9	1.1	4.7	6.9

EBIT	177.8	139.4	229.4	177.8	139.4

Financial results	(58.9)	(37.3)	(98.9)	(58.9)	(37.3)
Financial income	58.6	54.1	67.7	58.6	54.1
Financial expenses	(117.5)	(91.4)	(166.6)	(117.5)	(91.4)
Equity in earnings (losses) of affiliates
Affiliates	(0.1)	0.1	(0.2)	(0.1)	0.1

Other operating income (expense)	3.0	6.3	(8.2)	3.0	6.3

Income before taxes and profit sharing	121.8	108.5	122.1	121.8	108.5

Provision for income and social contribution tax	(36.2)	(24.9)	(64.5)	(36.2)	(24.9)
Benefit of tax holidays	6.9	8.6	14.2	6.9	8.6

Income before minority interest	92.5	92.2	71.8	92.5	92.2

Employees statutory interest	-	(1.2)	(2.4)	-	(1.2)
Minority interest	(1.3)	(0.5)	(1.3)	(1.3)	(0.5)

Net Income	91.2	90.5	68.1	91.2	90.5

EBITDA	274.1	225.9	335.5	274.1	225.9
Depreciation and amortization	96.3	87.7	108.5	96.3	87.7
Total investments, net of write-off and repayments	1,291.3	205.7	758.6	1,291.3	205.7

RATIOS

Earnings / share - R$	0.68	0.67	0.51	0.68	0.67

Net debt / Stockholders' equity	0.54	0.17	0.33	0.54	0.17
Net debt / LTM EBITDA	2.27	0.91	1.43	2.27	0.91
Net interest expense / EBITDA	0.21	0.17	0.29	0.21	0.17
Gross margin	8.2%	7.9%	8.3%	8.2%	7.9%
Operating margin	2.8%	2.4%	3.0%	2.8%	2.4%
EBITDA margin	4.3%	3.8%	4.4%	4.3%	3.8%

ULTRAPAR
CONSOLIDATED CASH FLOW STATEMENT
In millions of Reais - Accounting practices adopted in Brazil

	JAN - MAR
	2009	2008

Cash Flows from operating activities	362.4	114.4
Net income	91.2	90.5
Minority interest	1.3	0.5
Depreciation and amortization	96.3	87.7
Working capital	66.7	(115.5)
Financial expenses (A)	91.5	63.0
Deferred income and social contribution taxes	7.4	(21.0)
Other (B)	8.0	9.2

Cash Flows from investing activities	(1,295.0)	(160.5)
Additions to investment, net of disposals	(105.4)	(160.5)
Acquisition of minority interests	(1,189.6)	-

Cash Flows from (used in) financing activities	376.0	788.0
Issuances of short term debt	21.2	1,328.8
Amortization of short term debt	(170.4)	(1,736.7)
Issuances of long term debt	526.0	437.2
Related companies	(0.7)	(1.2)
Aquisition of treasury shares (C)	-	(37.1)
Dividends paid (D)	(0.1)	(238.6)
Received from Petrobras/Braskem related to the acquisition of Ipiranga Group	-	1,035.6

Net increase (decrease) in cash and cash equivalents	(556.6)	741.9

Cash and cash equivalents at the beginning of the period (E)	2,133.6	1,743.7

Cash and cash equivalents at the end of the period (E)	1,577.0	2,485.6

Supplemental disclosure of cash flow information
Cash paid for interest (F)	13.2	65.7
Cash paid for taxes on income (G)	11.0	28.5

(A)
Comprised of interest and exchange rate and inflationary variation expenses on loans and financing. Does not include revenues from interest and exchange rate and inflationary variation on cash equivalents.

(B)	Comprised mainly of cost of permanent asset sold and noncurrent assets and liabilities net.
(C)	Until September 2008 the amount was reported in "Acquisition of minority interests."
(D)	Including dividends paid by Ultrapar and its subsidiaries to third parties.
(E)	Included long term investments.
(F)	Included in cash flow used in financing activities.
(G)	Included in cash flow from operating activities.

ULTRAGAZ
CONSOLIDATED BALANCE SHEET
In millions of Reais - Accounting practices adopted in Brazil

	QUARTERS ENDED IN
	MAR	MAR	DEC
	2009	2008	2008

OPERATING ASSETS
Trade accounts receivable	184.1	157.7	172.9
Trade accounts receivable - noncurrent portion	13.7	12.0	12.6
Inventories	36.5	33.0	58.0
Other	44.9	11.4	36.5
Property, plant and equipment and intangibles	521.9	474.7	522.0
Deferred charges	14.1	20.9	15.6

TOTAL OPERATING ASSETS	815.2	709.6	817.6

OPERATING LIABILITIES
Suppliers	40.4	22.2	32.9
Payroll and related charges	46.2	38.3	48.5
Taxes	4.1	4.5	4.5
Other accounts payable	2.6	2.0	3.6

TOTAL OPERATING LIABILITIES	93.3	67.0	89.5

ULTRAGAZ
CONSOLIDATED STATEMENT OF INCOME
In millions of Reais - Accounting practices adopted in Brazil

	QUARTERS ENDED IN			ACCUMULATED
	MAR	MAR	DEC	MAR	MAR
	2009	2008	2008	2009	2008

Net sales	765.1	745.8	822.7	765.1	745.8

Cost of sales and services	(654.2)	(648.9)	(716.8)	(654.2)	(648.9)

Gross profit	110.9	96.9	105.9	110.9	96.9

Operating expenses
Selling	(36.5)	(26.8)	(30.4)	(36.5)	(26.8)
General and administrative	(21.6)	(28.4)	(24.5)	(21.6)	(28.4)
Depreciation and amortization	(29.4)	(30.7)	(29.8)	(29.4)	(30.7)

Other operating results	(0.4)	(1.1)	(1.0)	(0.4)	(1.1)

EBIT	23.0	9.9	20.2	23.0	9.9

EBITDA	52.4	40.7	50.0	52.4	40.7
Depreciation and amortization	29.4	30.7	29.8	29.4	30.7

RATIOS

Gross margin	14.5%	13.0%	12.9%	14.5%	13.0%
Operating margin	3.0%	1.3%	2.5%	3.0%	1.3%
EBITDA margin	6.8%	5.5%	6.1%	6.8%	5.5%

IPIRANGA
CONSOLIDATED BALANCE SHEET
In millions of Reais - Accounting practices adopted in Brazil

	QUARTERS ENDED IN
	MAR	MAR	DEC
	2009	2008	2008

OPERATING ASSETS
Trade accounts receivable	1,000.0	817.5	991.4
Trade accounts receivable - noncurrent portion	-	160.0	196.8
Inventories	390.2	343.9	452.0
Other	88.4	77.3	81.1
Property, plant and equipment and intangibles	791.2	737.5	794.4

TOTAL OPERATING ASSETS	2,269.8	2,136.2	2,515.7

OPERATING LIABILITIES
Suppliers	343.7	277.7	436.3
Payroll and related charges	31.9	30.3	54.1
Post-retirement benefits	69.4	80.2	69.4
Taxes	55.6	90.6	61.8
Other accounts payable	37.0	35.3	13.5

TOTAL OPERATING LIABILITIES	537.6	514.1	635.1

IPIRANGA
CONSOLIDATED STATEMENT OF INCOME
In millions of Reais - Accounting practices adopted in Brazil

	QUARTERS ENDED IN			ACCUMULATED
	MAR	MAR	DEC	MAR	MAR
	2009	2008	2008	2009	2008

Net sales	5,113.5	4,702.3	6,134.2	5,113.5	4,702.3

Cost of sales and services	(4,822.3)	(4,432.1)	(5,800.1)	(4,822.3)	(4,432.1)

Gross profit	291.2	270.2	334.1	291.2	270.2

Operating expenses
Selling	(87.6)	(86.0)	(96.3)	(87.6)	(86.0)
General and administrative	(66.4)	(57.3)	(67.0)	(66.4)	(57.3)
Depreciation and amortization	(24.4)	(21.9)	(24.2)	(24.4)	(21.9)

Other operating results	4.4	2.6	4.3	4.4	2.6

EBIT	117.2	107.7	150.9	117.2	107.7

EBITDA	143.5	129.9	174.4	143.5	129.9
Depreciation and amortization	26.3	23.4	25.9	26.3	23.4
Employees statutory interest	-	1.2	2.4	-	1.2

RATIOS

Gross margin	5.7%	5.7%	5.4%	5.7%	5.7%
Operating margin	2.3%	2.3%	2.5%	2.3%	2.3%
EBITDA margin	2.8%	2.8%	2.8%	2.8%	2.8%

OXITENO
CONSOLIDATED BALANCE SHEET
In millions of Reais - Accounting practices adopted in Brazil

	QUARTERS ENDED IN
	MAR	MAR	DEC
	2009	2008	2008

OPERATING ASSETS
Trade accounts receivable	231.6	186.2	241.5
Inventories	420.6	305.9	512.5
Other	154.8	166.4	166.5
Property, plant and equipment and intangibles	1,439.5	1,064.9	1,429.7
Deferred charges	-	7.5	-

TOTAL OPERATING ASSETS	2,246.7	1,730.9	2,350.2

OPERATING LIABILITIES
Suppliers	97.3	112.0	133.5
Payroll and related charges	34.3	24.7	47.0
Taxes	23.1	17.3	17.7
Other accounts payable	8.4	5.5	4.4

TOTAL OPERATING LIABILITIES	163.1	159.5	202.6

OXITENO
CONSOLIDATED STATEMENT OF INCOME
In millions of Reais - Accounting practices adopted in Brazil

	QUARTERS ENDED IN			ACCUMULATED
	MAR	MAR	DEC	MAR	MAR
	2009	2008	2008	2009	2008

Net sales	460.1	416.5	568.7	460.1	416.5

Cost of goods sold
Variable	(297.1)	(294.0)	(349.8)	(297.1)	(294.0)
Fixed	(55.0)	(31.5)	(46.3)	(55.0)	(31.5)
Depreciation and amortization	(23.9)	(10.2)	(17.0)	(23.9)	(10.2)

Gross profit	84.1	80.8	155.6	84.1	80.8

Operating expenses
Selling	(26.8)	(21.9)	(29.4)	(26.8)	(21.9)
General and administrative	(34.8)	(26.0)	(47.9)	(34.8)	(26.0)
Depreciation and amortization	(1.4)	(2.2)	(1.9)	(1.4)	(2.2)

Other operating results	(0.2)	4.1	(2.5)	(0.2)	4.1

EBIT	20.9	34.8	73.9	20.9	34.8

EBITDA	46.2	47.2	92.8	46.2	47.2
Depreciation and amortization	25.3	12.4	18.9	25.3	12.4

RATIOS

Gross margin	18.3%	19.4%	27.4%	18.3%	19.4%
Operating margin	4.5%	8.4%	13.0%	4.5%	8.4%
EBITDA margin	10.0%	11.3%	16.3%	10.0%	11.3%

ULTRACARGO
CONSOLIDATED BALANCE SHEET
In millions of Reais - Accounting practices adopted in Brazil

	QUARTERS ENDED IN
	MAR	MAR	DEC
	2009	2008	2008

OPERATING ASSETS
Trade accounts receivable	32.6	29.4	33.0
Inventories	2.8	3.5	3.2
Other	11.6	6.8	10.5
Property, plant and equipment and intangibles	433.1	239.5	439.2
Deferred charges	-	0.4	-

TOTAL OPERATING ASSETS	480.1	279.6	485.9

OPERATING LIABILITIES
Suppliers	17.0	11.5	15.4
Payroll and related charges	14.2	10.4	13.3
Taxes	3.5	2.1	4.0
Other accounts payable	2.0	0.9	0.5

TOTAL OPERATING LIABILITIES	36.7	24.9	33.2

ULTRACARGO
CONSOLIDATED STATEMENT OF INCOME
In millions of Reais - Accounting practices adopted in Brazil

	QUARTERS ENDED IN			ACCUMULATED
	MAR	MAR	DEC	MAR	MAR
	2009	2008	2008	2009	2008

Net sales	81.7	59.9	86.6	81.7	59.9

Cost of sales and services	(48.2)	(38.9)	(54.0)	(48.2)	(38.9)

Gross profit	33.5	21.0	32.6	33.5	21.0

Operating expenses
Selling	(0.1)	(0.2)	(0.9)	(0.1)	(0.2)
General and administrative	(23.0)	(19.0)	(21.7)	(23.0)	(19.0)
Depreciation and amortization	(0.2)	(0.6)	(8.6)	(0.2)	(0.6)

Other operating results	0.7	1.3	0.4	0.7	1.3

EBIT	10.9	2.5	1.8	10.9	2.5

EBITDA	24.0	10.2	20.9	24.0	10.2
Depreciation and amortization	13.1	7.7	19.1	13.1	7.7

RATIOS

Gross margin	41.0%	35.1%	37.6%	41.0%	35.1%
Operating margin	13.3%	4.2%	2.1%	13.3%	4.2%
EBITDA margin	29.4%	17.0%	24.1%	29.4%	17.0%

ULTRAPAR
CONSOLIDATED INCOME STATEMENT
In millions of US dollars (except per share data) - Accounting practices adopted in Brazil

	QUARTERS ENDED IN			ACCUMULATED
	MAR	MAR	DEC	MAR	MAR
(US$ millions)	2009	2008	2008	2009	2008

Net sales
Ultrapar	2,773.9	3,413.4	3,340.7	2,773.9	3,413.4
Ultragaz	331.0	429.5	361.2	331.0	429.5
Ipiranga	2,212.4	2,707.9	2,692.9	2,212.4	2,707.9
Oxiteno	199.1	239.9	249.7	199.1	239.9
Ultracargo	35.3	34.5	38.0	35.3	34.5

EBIT
Ultrapar	76.9	80.3	100.7	76.9	80.3
Ultragaz	10.0	5.7	8.9	10.0	5.7
Ipiranga	50.7	62.0	66.2	50.7	62.0
Oxiteno	9.0	20.0	32.4	9.0	20.0
Ultracargo	4.7	1.4	0.7	4.7	1.4

Operating margin
Ultrapar	3%	2%	3%	3%	2%
Ultragaz	3%	1%	2%	3%	1%
Ipiranga	2%	2%	2%	2%	2%
Oxiteno	5%	8%	13%	5%	8%
Ultracargo	13%	4%	2%	13%	4%

EBITDA
Ultrapar	118.6	130.1	147.3	118.6	130.1
Ultragaz	22.7	23.4	22.0	22.7	23.4
Ipiranga	62.1	74.8	76.6	62.1	74.8
Oxiteno	20.0	27.2	40.7	20.0	27.2
Ultracargo	10.4	5.9	9.2	10.4	5.9

EBITDA margin
Ultrapar	4%	4%	4%	4%	4%
Ultragaz	7%	5%	6%	7%	5%
Ipiranga	3%	3%	3%	3%	3%
Oxiteno	10%	11%	16%	10%	11%
Ultracargo	29%	17%	24%	29%	17%

Net income
Ultrapar	39.5	52.1	29.9	39.5	52.1

Net income / share (US$)	0.29	0.39	0.22	0.29	0.39

ULTRAPAR
LOANS WITH THIRD PARTIES
In millions of Reais - Accounting practices adopted in Brazil

LOANS	Balance in March/2009							Index/	Interest Rate %
						Ultrapar	Ultrapar	Currency	Minimum	Maximum	Maturity
	Ultragaz	Oxiteno	Ultracargo	Ipiranga	Other	Parent Company	Consolidated
Foreign Currency

Notes	582.8	-	-	-	-	-	582.8	US$	7.2	7.2	2015
Notes	142.1	-	-	-	-	-	142.1	US$	9.0	9.0	2020
Sindicated loan	-	139.9	-	-	-	-	139.9	US$ + LIBOR	1.2	1.2	2011
Advances on Foreign Exchange Contracts	-	130.2	-	-	-	-	130.2	US$	3.7	9.0	< 232 days
BNDES	18.7	29.4	1.1	-	-	-	49.2	US$	6.6	9.8	2010 to 2015
Financial institutions	-	46.5	-	-	-	-	46.5	US$ + LIBOR	1.1	2.1	2009 to 2011
Financial institutions	-	14.5	-	-	-	-	14.5	MX$ + TIIE	1.0	4.0	2009 to 2014
Import Financing (FINIMP) - União Terminais	-	-	4.7	-	-	-	4.7	US$	7.0	7.8	2009 to 2012
BNDES	1.1	-	1.3	-	-	-	2.4	UMBNDES	7.6	9.3	2009 to 2011
Financial institutions	-	0.3	-	-	-	-	0.3	Bs	28.0	28.0	2013

Subtotal	744.7	360.8	7.1	-	-	-	1,112.6
Check	-	-	-	-	-	-	-
Local Currency

Promissory note	-	-	-	-	-	1,240.0	1,240.0	CDI	3.6	3.6	2009
Banco do Brasil	-	-	-	528.8	-	-	528.8	CDI	91.0	95.0	2009 to 2010
Caixa Econômica Federal	-	-	-	493.5	-	-	493.5	CDI	120.0	120.0	2012
BNDES	111.7	205.0	77.1	0.1	-	-	394.0	TJLP	1.5	4.8	2009 to 2018
Working capital loan - MaxFácil	-	-	-	111.5	-	-	111.5	CDI	100.0	100.0	2010
Banco do Nordeste do Brasil	-	103.5	-	-	-	-	103.5	FNE	8.5	10.0	2018
Research and projects financing (FINEP)	-	63.5	-	-	-	-	63.5	TJLP	(2.0)	5.0	2009 to 2014
Agency for Financing Machinery and Equipment (FINAME)	-	4.2	7.1	22.3	-	-	33.6	TJLP	2.0	5.1	2009 to 2013
Working capital loan - União Terminais / RPR	-	-	12.4	-	18.7	-	31.1	CDI	105.0	130.1	2009 to 2011
Financial leasing floating rate	-	-	-	21.9	-	-	21.9	CDI	0.3	1.6	2009 to 2011
Financial leasing fixed rate	-	-	-	-	1.1	-	1.1	R$	13.0	15.9	2011 to 2013
Other	-	-	-	3.5	-	-	3.5	CDI	0.3	0.5	2009 to 2011

Subtotal	111.7	376.2	96.5	1,181.6	19.8	1,240.0	3,025.9

Total	856.4	737.1	103.6	1,181.6	19.8	1,240.0	4,138.5
Check	-	-	(0.1)	-	-	-	-
Composition per Annum

Up to 1 Year	46.0	242.3	48.5	498.0	8.8	1,240.0	2,083.5
From 1 to 2 Years	28.3	83.1	17.9	219.5	0.3	-	349.1
From 2 to 3 Years	27.6	213.8	14.2	462.5	10.4	-	728.5
From 3 to 4 Years	24.3	66.6	13.5	1.4	0.2	-	106.0
From 4 to 5 Years	11.4	58.0	6.5	0.2	0.1	-	76.2
Thereafter	718.7	73.2	3.2	-	-	-	795.2

Total	856.4	737.1	103.7	1,181.6	19.8	1,240.0	4,138.5
	-	-	-	-	-	-	-
TIIE - Interbank Interest Rate Even / UMBNDES - BNDES Basket of Currencies / CDI - interbank deposit rate / BS = Bolivar from Venezuela / FNE = Financing of Northeast Fund

	Balance in March/2009
						Ultrapar	Ultrapar
	Ultragaz	Oxiteno	Ultracargo	Ipiranga	Other	Parent Company	Consolidated

CASH AND LONG TERM INVESTIMENTS	148.3	861.9	23.0	406.4	95.4	42.0	1,577.0

Item 2

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial statements

(In thousands of Reais, unless otherwise stated)

(*) Proportional consolidation, as established in Article 32 of CVM Instruction 247/96 (control shared equally among Petrobras, Ultrapar and Braskem, since April 2007).

(**) In August 2008, the Company, through the subsidiary Sociedade Brasileira de Participações Ltda. (“SBP”), entered into a purchase agreement with Chevron Latin America Marketing LLC and Chevron Amazonas LLC (collectively, “Chevron”) for the purchase of 100% of the shares issued by Chevron Brasil Ltda. (“CBL”) and by Sociedade Anônima de Óleo Galena Signal (“Galena”), subsidiaries of Chevron that hold Texaco fuel distribution business in Brazil (“Texaco”). On March 31, 2009, the financial settlement of the acquisition took place and SBP disbursed the amount of R$ 1,106 million, in addition to the US$ 38 million advanced payment made to Chevron in August 2008. The terms of the acquisition do not include the assumption of net debt. Adjustments for working capital or any existing net debt at March 31, 2009 will be calculated within 60 days, subject to subsequent payment or reimbursement. The accounting of this acquisition is shown as Investments in subsidiaries and from April 1st, 2009, will be recognized using the equity and consolidation methods by the Company (see Note 12.c).

Investments of one company in the other, balances of asset and liability accounts and revenues and expenses were eliminated, as well as the effects of significant transactions conducted between the companies. The interest of minority shareholders in the subsidiaries is indicated in the financial statements.

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial statements

(In thousands of Reais, unless otherwise stated)

5	Financial assets

Financial investments with first-rate banks are substantially represented by money invested: (i) in Brazil, in debentures, certificates of deposit of first-rate financial institutions linked to the Interbank Certificate of Deposit (CDI) and in Federal government bonds; (ii) abroad, in certificates of deposits of first-rate financial institutions and in short-term investment funds with a portfolio composed of bonds issued by the U.S. Government; and (iii) currency and interest rate hedging instruments.

	Parent		Consolidated

	03/31/2009	12/31/2008	03/31/2009	12/31/2008

Financial investments
In local currency
Fixed-income securities and funds	791,407	778,458	719,478	1,366,022

In foreign currency
Linked notes (a)	-	-	142,612	140,659
Fixed-income securities and funds	-	-	515,552	424,675

Income from currency and interest hedging instruments (b)	-	-	33,283	37,913

Total financial investments	791,407	778,458	1,410,925	1,969,269

Current	41,407	778,458	1,403,732	1,962,076

Non-current	750,000	-	7,193	7,193

(a) Represents US$ 60 million in linked notes (“Linked Notes”) to notes issued by the subsidiary Companhia Ultragaz S.A. in the foreign market in 1997 (“Original Notes”). In April 2006, the subsidiary Oxiteno Overseas Corp., the then owner of the Original Notes, sold such notes to a foreign financial institution. Simultaneously, the subsidiary purchased the Linked Notes from that financial institution. Such transaction enables a financial gain to the subsidiary corresponding to the difference between the interest rate paid on Linked Notes and Original Notes, as remarked in Note 16.c). This financial instrument was classified as loans and receivables for measurement purposes (see Note 3.c).

(b) Accumulated gains, net of income tax (see Note 21).

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial statements

(In thousands of Reais, unless otherwise stated)

In accordance with Resolution CVM 566/08, the financial assets of the Company and its subsidiaries were classified, according to their characteristics and the Company’s intention, into: (i) measured at fair value through income; (ii) held to maturity; (iii) available for sale; and (iv) loans and receivables, as shown on the table below.

	Consolidated

	03/31/2009	12/31/2008

Measured at fair value through income	705,929	1,148,615
Held to maturity	7,193	7,193
Available for sale	555,191	672,802
Loans and receivables	142,612	140,659

	1,410,925	1,969,269

For the preparation of the Company’s Statements of cash flows, cash and cash equivalents mean the balances of the accounts: (i) Cash and banks and (ii) Short-term investments classified as measured at fair value through income, excluding currency and interest rate hedging instruments, as shown below:

	Consolidated

	03/31/2009	12/31/2008

Cash and banks	166,036	164,351
Short-term investments measured at fair value through income (except currency and interest rate hedging instruments)	672,646	1,110,702

	838,682	1,275,053

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial statements

(In thousands of Reais, unless otherwise stated)

6	Trade receivables (Consolidated)

	03/31/2009	12/31/2008

Domestic customers	1,321,546	1,294,905
Customer financing - Ipiranga	338,570	351,323
Foreign customers	108,657	106,141
(-) Advances on negotiable instruments issued	(56,561)	(53,223)
(-) Allowance for doubtful accounts	(61,605)	(59,778)
	1,650,607	1,639,368

Current	1,451,635	1,429,311

Non-current	198,972	210,057

Customer financing is provided for renovation and upgrading of service stations, purchase of products, and development of the fuel and lubricant distribution market.

Movements in the allowance for doubtful accounts are as follows:

Balance as of December 31, 2008	59,778
Additions	3,826
Write-offs	(1,999)
Balance as of March 31, 2009	61,605

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial statements

(In thousands of Reais, unless otherwise stated)

7	Inventories (Consolidated)

	03/31/2009			12/31/2008

		Provision for loss	Net balance		Provision for loss	Net balance
	Cost			Cost

Finished goods	271,145	(22,618)	248,527	333,054	(16,704)	316,350
Work in process	4,007	-	4,007	1,351	-	1,351
Raw materials	197,768	(132)	197,636	248,150	(22)	248,128
Liquefied petroleum gas (LPG)	23,440	-	23,440	29,535	-	29,535
Fuels, lubricants and greases	315,079	(650)	314,429	333,675	(876)	332,799
Consumable materials and bottles for resale	44,258	(982)	43,276	36,466	(1,373)	35,093
Advances to suppliers	24,631	-	24,631	55,711	-	55,711
Properties for resale	15,181	-	15,181	14,789	-	14,789
	895,509	(24,382)	871,127	1,052,731	(18,975)	1,033,756

Movements in the allowance for doubtful accounts are as follows:

Balance as of December 31, 2008	18,975
Addition	5,407
Balance as of March 31, 2009	24,382

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial statements

(In thousands of Reais, unless otherwise stated)

8	Recoverable taxes

Are substantially represented by credit balances of Tax on Goods and Services (ICMS), Contribution to Social Security Funding (COFINS), Social Integration Plan (PIS), and Income Tax and Social Contribution.

	Parent		Consolidated

	03/31/2009	12/31/2008	03/31/2009	12/312/2008

IRPJ and CSLL	38,659	28,698	109,643	112,755
ICMS	-	-	143,231	174,088
Adjustment to present value of ICMS on fixed assets - CIAP (see Note 3.q)	-	-	(4,932)	(5,511)
Provision for ICMS losses (*)	-	-	(34,569)	(42,313)
PIS and COFINS	21	21	100,959	76,561
Value-Added Tax (IVA) on the subsidiaries Oxiteno Mexico S.A. de C.V. and Oxiteno Andina, C.A.	-	-	11,036	13,303
IPI	-	-	12,896	22,208
Others	61	61	3,853	3,737
Total	38,741	28,780	342,117	354,828

Current	38,741	28,780	295,053	311,869

Non-current	-	-	47,064	42,959

(*)	The provision relates to credit balances that the subsidiaries estimate to be unable to offset in the future.

Movements in the provision for ICMS losses are as follows:

Balance as of December 31, 2008	42,313
Reversal of provision	(7,557)
Write-offs	(187)
Balance as of March 31, 2009	34,569

The balance of ICMS includes credits of the Camaçari – BA site of the subsidiary Oxiteno Nordeste S.A. Indústria e Comércio, in the amount of R$ 57,050 as of March 31, 2009 (R$ 68,544 as of December 31, 2008). The subsidiary has authorization from the tax authorities to transfer the credit balance to third parties. The provision for loss of credits of the site was established based on the maximum discount expected in their sale. IPI, PIS and COFINS credits are used to offset other federal taxes.

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial statements

(In thousands of Reais, unless otherwise stated)

9	Related parties

a)	Related companies

	Parent
	Loans
	Assets	Liabilities

Companhia Ultragaz S.A.	14,409	-
Oleoquímica Indústria e Comércio de Produtos Químicos Ltda.	49,010	-
Transultra - Armazenamento e Transporte Especializado Ltda.	-	1,389
Melamina Ultra S.A. Indústria Química	-	436

Total as of March 31, 2009	63,419	1,825

Total as of December 31, 2008	77,034	1,825

	Consolidated
	Loans		Commercial transactions

	Assets	Liabilities	Receivable	Payable

Química da Bahia Indústria e Comércio S.A.	-	3,341	-	-
Braskem S.A	-	-	1,140	-
Copagaz Distribuidora de Gas Ltda.	-	-	239	-
Oxicap Indústria de Gases Ltda.	5,305	-	-	854
Petróleo Brasileiro S.A. - Petrobras	-	-	-	124,372
Quattor Químicos Básicos S.A.	-	-	-	837
Refinaria de Petróleo Riograndense S.A.	-	-	-	5,952
SHV Gás Brasil Ltda.	-	-	53	-
Liquigás Distribuidora S.A.	-	-	182	-
Other	-	48	77	-

Total as of March 31, 2009	5,305	3,389	1,691	132,015

Total as of December 31, 2008	5,640	4,422	829	206,191

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial statements

(In thousands of Reais, unless otherwise stated)

	Consolidated
	Transactions

	Sales	Purchases

Copagaz Distribuidora de Gas Ltda.	523	-
Petróleo Brasileiro S.A. - Petrobras	16,129	3,896,869
Braskem S.A	2,780	108,344
Oxicap Indústria de Gases Ltda.	1	2,410
Servgás Distribuidora de Gas S.A.	201	-
Liquigás Distribuidora S.A.	955	-
SHV Gás Brasil Ltda.	187	-
Refinaria de Petróleo Riograndense S.A. (*)	-	105,262
Quattor Químicos Básicos S.A.	-	15,738

Total as of March 31, 2009	20,776	4,128,623

Total as of March 31, 2008	3,506	4,318,422

(*)	Relates to the non-eliminated portion of the transactions between RPR and CBPI, since RPR is proportionally consolidated and CBPI is fully consolidated.

Purchase and sale transactions relate substantially to the purchase of raw materials, inputs, transportation and storage services based on arm’s length market prices and terms with customers and suppliers with comparable operational performance. Borrowing agreements are for an indeterminate period and do not contain interest clauses. In the opinion of the Company’s Management, transactions with related parties are not subject to settlement risk, which is why no allowance for doubtful accounts or collaterals are provided. Collaterals provided by the Company in borrowings and financing of subsidiaries and affiliates are mentioned in Note 16.e.) The transactions of the Company and its subsidiaries related to post-employment benefits are described in Note 23.

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial statements

(In thousands of Reais, unless otherwise stated)

b)	Key Management personnel - Compensation (Consolidated)

As of March 31, 2009, the Company and its subsidiaries recorded expenses for compensation of its key personnel (Company’s directors and designated officers) in the amount of R$ 5,081 (R$ 7,468 as of March 31, 2008). Out of this total, R$ 4,522 relates to short-term compensation (R$ 7,030 as of March 31, 2008), R$ 415 to compensation in stock (R$ 325 as of March 31, 2008), and R$ 144 (R$ 113 as of March 31, 2008) to post-employment benefits.

c)	Stock plan (Consolidated)

At a Special General Meeting held on November 26, 2003, a benefit plan was approved for managers of the Company and its subsidiaries, which provides: (i) initial award of beneficial ownership of shares issued by the Company held in treasury by the subsidiaries at which the beneficiary managers are employed; and (ii) transfer of title to the shares within five to ten years after the initial award, subject to continuation of employment of the beneficiary manager with the Company and its subsidiaries. The total amount awarded to executives as of March 31, 2009, including tax charges, was R$ 22,407 (R$ 22,407 as of December 31, 2008). Such amount is being amortized over a period of five to ten years after the award, and amortization for the period ended in March 31, 2009 in the amount of R$ 618 (R$ 371 on March 31, 2008) was recorded as operating expense for the year. The values of the awards were determined on the date of award based on the market value of these shares on BM&FBovespa.

The chart below summarizes the information on the shares awarded to executives of the Company:

Date of award	Restricted shares awarded	Market value of shares (in R$)	Total compensation costs, including taxes	Accumulated compensation costs recorded	Accumulated compensation costs not recorded

October 7, 2008	174,000	39.97	9,593	(624)	8,969
December 12, 2007	40,000	64.70	3,570	(657)	2,913
November 9, 2006	51,800	46.50	3,322	(803)	2,519
December 14, 2005	23,400	32.83	1,060	(353)	707
October 4, 2004	41,975	40.78	2,361	(1,062)	1,299
December 17, 2003	59,800	30.32	2,501	(1,334)	1,167
	390,975		22,407	(4,833)	17,574

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial statements

(In thousands of Reais, unless otherwise stated)
10	Income tax and social contribution

a.	Deferred income tax and social contribution

The Company and its subsidiaries recognize tax credits and debits, which are not subject to limitation periods, resulting from tax losses, temporary additions, negative tax bases and revaluation of fixed assets, among others. Credits are sustained by the continued profitability of their operations. Deferred income tax and social contribution are recorded under the following categories:

	Parent		Consolidated

	03/31/2009	12/31/2008	03/31/2009	12/31/2008

Assets - Deferred income tax and social contribution on:
Provision for loss of assets	-	-	25,183	25,845
Provisions for contingencies	147	115	62,145	58,996
Provision for post-employment benefit (see Note 23.b)	-	-	23,684	23,684
Provision for differences between cash and accrual basis	-	-	301	176
Provision for goodwill paid on investments (see Note 14)	-	-	306,514	320,451
Other provisions	65	128	18,898	26,500
Tax losses and negative tax base for the social contribution to offset	693	-	78,104	64,898

Total	905	243	514,829	520,550

Current	758	128	112,625	111,842

Non-current	147	115	402,204	408,708

Liabilities - Deferred income tax and social contribution on:
Revaluation of fixed assets	-	-	498	520
Accelerated depreciation	-	-	140	145
Provision for adjustments between cash and accrual basis	-	-	17,555	29,020
Temporary differences of foreign subsidiaries	-	-	10,058	1,225
Implementation of Law 11,638/07 (*)	-	-	6,392	2,029

Total	-	-	34,643	32,939

Current	-	-	11,843	14,706

Non-current	-	-	22,800	18,233

(*)	The Company and its subsidiaries adopted the Transition Tax Regime (RTT) provided for by MP 449/08.

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial statements

(In thousands of Reais, unless otherwise stated)

The estimated recovery of deferred tax assets relating to income tax and social contribution is stated as follows:

	Parent	Consolidated

Up to 1 year	758	112,625
From 1 to 2 years	-	97,347
From 2 to 3 years	-	78,478
From 3 to 4 years	147	163,156
From 5 to 7 years	-	55,264
From 8 to 10 years	-	7,959

	905	514,829

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial statements

(In thousands of Reais, unless otherwise stated)

b.	Reconciliation of income tax and social contribution on income

Income tax and social contribution taxes are reconciled to the official tax rates as follows:

	Parent		Consolidated

	03/31/2009	03/31/2008	03/31/2009	03/31/2008

Earnings before taxes and equity in income of affiliates, after employee profit sharing	(25,947)	(38,586)	121,916	107,305
Official tax rates - %	34	34	34	34
Income tax and social contribution at the official tax rates	8,822	13,119	(41,451)	(36,484)
Adjustments to the actual rate:
Operating provisions and nondeductible expenses/nontaxable revenues	-	(3)	315	10,125
Adjustment to estimated income	-	-	2,773	1,373
Interest on equity	(8,160)	-	-	-
Workers Meal Program (PAT)	-	-	120	151
Other adjustments	-	-	2,007	(71)
Income tax and social contribution before tax incentives	662	13,116	(36,236)	(24,906)

Tax incentives - ADENE	-	-	6,934	8,574
Income tax and social contribution in the income statement	662	13,116	(29,302)	(16,332)

Current	-	-	(28,780)	(45,871)
Deferred	662	13,116	(7,456)	20,965
Tax incentives - ADENE	-	-	6,934	8,574

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial statements

(In thousands of Reais, unless otherwise stated)

c.	Tax exemption

The following subsidiaries are entitled to partial or total exemption from IRPJ under the government’s program for development of Northeastern Brazil:

Subsidiary	Units	Incentive - %	Expiration

Oxiteno Nordeste S.A. Indústria e Comércio	Camaçari plant	75	2016

Bahiana Distribuidora de Gás Ltda.	Mataripe base	75	2013
	Suape base (*)	100	2007
	Aracaju base (**)	12.5	2013
	Caucaia base	75	2012

Terminal Químico de Aratu S.A. – Tequimar	Aratu terminal	75	2012
	Suape terminal	75	2015

(*)
Tax exemption of the Suape base expired in December 2007, and a request was filed with the Agency for the Development of the Northeast (ADENE), responsible for managing this incentive plan, asking for 75% tax relief until 2017. If this 75% relief is not granted, the subsidiary will file another request with ADENE for 12.5% relief until 2013, to which it is entitled because it is located in an incentive area and is considered a priority economic activity for the development of the region.

(**)
Due to the upgrade of the Aracaju base, the Agency for the Development of the Northeast (ADENE) approved an increase in the income tax relief from 25% to 75% until 2017, through a report issued on December 19, 2008. On January 20, 2009, the tax benefit report was submitted to the Federal Revenue Service for approval within 120 days. If this 75% benefit is not approved, the subsidiary will continue to be entitled to a 12.5% relief until 2013.

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial statements

(In thousands of Reais, unless otherwise stated)

11	Prepaid expenses (Consolidated)

	03/31/2009	12/31/2008

Rents	23,235	23,313
Advertising and publicity	20,392	3,053
Insurance premiums	11,285	5,723
Purchases of meal and transportation tickets	2,820	3,925
Taxes and other prepaid expenses	10,730	7,567
	68,462	43,581

Current	44,715	19,000

Non-current	23,747	24,581

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial statements

(In thousands of Reais, unless otherwise stated)

12	Investments

a.	Subsidiaries (parent company)

	Investments		Equity
	03/31/2009	12/31/2008	03/31/2009	03/31/2008

Companhia Brasileira de Petróleo Ipiranga (i)	2,633,980	2,543,837	114,225	58,017
Oxiteno S.A. Indústria e Comércio (i)	1,551,023	1,542,594	8,899	36,030
Ultracargo – Operações Logísticas e Participações Ltda. (i)	626,394	619,415	6,979	1,675
Sociedade Brasileira de Participações Ltda. (i)	62,861	79,938	(17,076)	-
Refinaria de Petróleo Riograndense S.A. (joint control) (i)	(11,888)	(20,285)	3,417	(4,395)
Distribuidora de Produtos de Petróleo Ipiranga S.A. (i)	-	-	-	22,763
Ultragaz Participações Ltda. (i)	-	-	-	711
Imaven Imóveis Ltda. (i)	-	-	-	1,143
	4,862,370	4,765,499	116,444	115,944

(i)     Financial statements audited by our independent auditors.

b.	Affiliated companies (consolidated)

	Investments		Equity
	03/31/2009	12/31/2008	03/31/2009	03/31/2008

Transportadora Sulbrasileira de Gás S.A. (i)	7,310	7,408	(98)	(12)
Química da Bahia Indústria e Comércio S.A. (ii)	3,612	3,635	(22)	(10)
Oxicap Indústria de Gases Ltda. (ii)	1,958	1,938	20	87
Metalúrgica Plus S.A. (ii)	-	-	-	(15)
	12,880	12,981	(100)	50

(i)	Interim financial statements audited by our independent auditors.

(ii)	Interim financial statements audited by other independent auditors.

In the interim consolidated financial statements, the investment of the subsidiary Oxiteno S.A. Indústria e Comércio in the affiliate Oxicap Indústria de Gases Ltda. is valued by the equity method of accounting based on its financial statements as of February 28, 2009, while the other affiliates are valued based on the interim financial statements as of March 31, 2009.

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial statements

(In thousands of Reais, unless otherwise stated)

c)	Subsidiaries (consolidated)

On March 31, 2009, SBP closed the acquisition of 100% of the shares of CBL and   Galena, and accounted R$ 1,190 million as investment (see Notes 4 and 20).

13       Fixed assets (Consolidated)

		03/31/2009				12/31/2008
	Average annual depreciation rate - %
			Accumulated depreciation	Provision for loss
		Cost			Net	Net

Lands	-	192,250	-	(197)	192,053	192,280
Buildings	4	790,328	(322,712)	-	467,616	463,374
Leasehold improvements	6	227,686	(93,088)	-	134,598	133,605
Machinery and equipment	10	2,277,750	(845,161)	(1,591)	1,430,998	1,429,081
Light fuel/lubricant distribution equipment and facilities	10	933,396	(538,116)	-	395,280	388,554
LPG tanks and bottles	10	321,188	(191,373)	-	129,815	126,881
Vehicles	21	240,360	(178,313)	-	62,047	65,579
Furniture and utensils	10	73,104	(41,433)	-	31,671	30,558
Construction in progress	-	165,943	-	-	165,943	184,019
Advances to suppliers	-	89,873	-	-	89,873	76,085
Imports in progress	-	1,687	-	-	1,687	3,432
Computer equipment	20	158,844	(123,017)	-	35,827	38,040
Others	-	-	-	-	-	8
		5,472,409	(2,333,213)	(1,788)	3,137,408	3,131,496

There were no changes in the provision for losses during the first quarter of 2009.

Construction in progress relates substantially to: (i) expansions and renovations in industrial facilities and (ii) construction and upgrade of service stations and fuel distribution bases.

Advances to suppliers of fixed assets relate basically to toll manufacturing of equipment for expansion of plants.

As permitted by Law 11638/07 and Resolution CVM 565/08, the Company decided to maintain the revaluation balances until their realization, through depreciation or write-off, and they became part of the cost value of the goods. As of March 31, 2009, the revaluation balance of fixed assets was R$ 22,278 (R$ 22,824 as of December 31, 2008).

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial statements

(In thousands of Reais, unless otherwise stated)

14	Intangible assets (Consolidated)

		03/31/2009				12/31/2008
	Average annual amortization rate - %
		Cost	Accumulated amortization	Provision for losses	Net	Net

Goodwill	-	496,741	-	-	496,741	496,741
Software	20	205,782	(135,661)	-	70,121	65,692
Technology	20	18,140	(4,427)	-	13,713	14,480
Commercial property rights	3	16,334	(2,907)	-	13,427	13,564
Market rights	20	17,156	(13,498)	-	3,658	3,611
Others	10	1,797	(184)	(1,084)	529	507
		755,950	(156,677)	(1,084)	598,189	594,595

Movements in intangible assets as of March 31, 2009 are as follows:

	Goodwill	Software	Technology	Commercial property rights	Market rights	Others	Total
Balance at December 31, 2008	496,741	65,692	14,480	13,564	3,611	507	594,595
Additions		9,494	-	-	500	32	10,026
Write-offs		(4)	-	-	-	-	(4)
Amortization		(5,061)	(767)	(137)	(453)	(10)	(6,428)
Balance at March 31, 2009	496,741	70,121	13,713	13,427	3,658	529	598,189
Average annual amortization rate - %	-	20	20	3	20	10

In the income for the period, the amount of R$ 6,428 was recorded as amortization of intangible assets, of which R$ 4,527 was classified as expenses and the rest was allocated to production and service cost.

Goodwill from acquisition of companies was amortized as of December 31, 2008, when its amortization ended, and the net remaining balance is tested for impairment annually.

The Company has the following balances of goodwill as of March 31, 2009 and December 31, 2008, net of tax effects (See Note 10.a):

Goodwill on the acquisition of:
Ipiranga	276,724
União Terminais (*)	211,089
Others	8,928
496,741

(*) In the fourth quarter of 2008, the subsidiary Terminal Químico de Aratu S.A. - Tequimar      ("Tequimar") concluded the acquisition and merger of União Terminais e Armazéns Ltda. ("União Terminais").

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial statements

(In thousands of Reais, unless otherwise stated)

Software includes user licenses and costs for the implementation of the various systems used by the Company and its subsidiaries, such as: integrated management and control, financial management, foreign trade, industrial automation, operational transportation and storage management, accounting information and other systems.

The Company records as technology certain rights held by the subsidiaries Oxiteno S.A. Indústria e Comércio, Oxiteno Nordeste S.A. Indústria e Comércio, and Oleoquímica Indústria e Comércio de Produtos Químicos Ltda. Such licenses cover the production of ethylene oxide, ethylene glycols, ethanolamines, glycol ethers, ethoxylates, solvents, fatty acids from vegetable oils, fatty alcohols, and specialty chemicals, which products are supplied to various industries.

Commercial property rights include those described below:

•
On July 11, 2002, the subsidiary Tequimar executed an agreement with CODEBA – Companhia das Docas do Estado da Bahia, which allows exporting from the area in which the Aratu Terminal is located for 20 years, renewable for a like period. The price paid by Tequimar was R$ 12,000, which is being amortized over the period from August 2002 to July 2042.

•
In addition, the subsidiary Tequimar has a lease contract for an area adjacent to the Port of Santos for 20 years from December 2002, renewable for a like period, which allows the construction, operation, and use of a terminal for liquid bulk unloading, tank storage, handling, and distribution. The price paid by Tequimar was R$ 4,334, which is being amortized over the period from August 2005 to December 2022.

Research & development expenses amounted to R$ 5,477 in the income for the period ended as of March 31, 2009 (R$ 4,555 in the income as of March 31, 2008).

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial statements

(In thousands of Reais, unless otherwise stated)

15	Deferred charges (Consolidated)

		03/31/2009			12/31/2008
	Average annual amortization rate - %
		Cost	Accumulated amortization	Net	Net

Restructuring costs	26	25,910	(11,782)	14,128	15,604

Restructuring costs relate to the LPG distribution business, namely: (i) costs for expansion projects involving new regions of activity and (ii) costs for restructuring the home distribution network to increase the contribution margin and expand the bottled gas business through new dealers. Costs will be maintained in this group until they are fully amortized, which will occur in December 2013.

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial statements

(In thousands of Reais, unless otherwise stated)

16	Financing, debentures and finance lease - Consolidated

a.	Composition

Description	03/31/2009	12/31/2008	Index/Currency	Annual financial charges 2009 - %	Maturity

Foreign currency:
Notes in the foreign market (b)	582,756	577,365	US$	+7.2	2015
Notes in the foreign market (c)	142,147	140,322	US$	+9.0	2020
Syndicated loan (c)	139,917	139,976	US$ + LIBOR (i)	+1.2	2011
ACC	130,150	184,240	US$	+3.7 to 9.0	<232 days
BNDES	49,160	46,481	US$	+6.6 to 9.8	2010 to 2015
Financial institutions	46,495	48,952	US$ + LIBOR (i)	+1.1 to 2.1	2009 to 2011
Financial institutions	14,541	19,758	MX$ + TIIE (ii)	+1.0 to 4.0	2009 to 2014
FINIMP - União Terminais	4,740	4,787	US$	+7.0 to 7.8	2009 to 2012
BNDES	2,372	3,485	UMBNDES (iii)	+7.6 to 9.3	2009 to 2011
Financial institutions	326	6,017	Bs (iv)	+28.0	2013
Subtotal	1,112,604	1,171,383

Local currency:
Promissory notes (d)	1,239,967	1,203,823	CDI	+3.6	2009
Banco do Brasil	528,838	516,663	CDI	91.0 to 95.0	2009 to 2010
Caixa Econômica Federal	493,475	-	CDI	120	2012
BNDES	393,968	401,830	TJLP (v)	+1.5 to 4.8	2009 to 2018
Working capital loan - MaxFácil	111,514	108,373	CDI	100.0	2010
Banco do Nordeste do Brasil	103,519	103,519	FNE (vi)	8.5 to 10.0	2018
FINEP	63,464	60,447	TJLP (v)	-2.0 to +5.0	2009 to 2014
FINAME	33,563	39,097	TJLP (v)	+2.0 to 5.1	2009 to 2013
Working capital loan - União Terminais/RPR	31,090	37,223	CDI	105.0 to 130.1	2009 to 2011
Postfixed finance lease (f)	21,888	24,422	CDI	+0.3 to 1.6	2009 to 2011
Prefixed finance lease (f)	1,115	1,025	R$	+13.0 to 15.9	2011 to 2013
Others	3,474	4,117	CDI	+0.3 to 0.5	2009 to 2011
Subtotal	3,025,875	2,500,539

Total of financing, debentures and finance lease	4,138,479	3,671,922

Current	2,083,541	1,658,115

Non-current	2,054,938	2,013,807

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial statements

(In thousands of Reais, unless otherwise stated)

(i)	LIBOR = London Interbank Offered Rate

(ii)	MX$ = Mexican peso; TIIE = Mexican interbank balance interest rate.

(iii)
UMBNDES = monetary unit of BNDES (Banco Nacional de Desenvolvimento Econômico e Social) is a “basket of currencies” representing the composition of foreign currency debt obligations of BNDES. As of March 2009, 93% of this composition reflected the U.S. dollar.

(iv)	Bs = Venezuelan Bolivar.

(v)	TJLP = set by the National Monetary Council, TJLP is the basic financing cost of BNDES.

(vi)	FNE = Northeast Constitutional Financing Fund.

The long-term amounts break down as follows by year of maturity:

	03/31/2009	12/31/2008

From 1 to 2 years	349,097	751,336
From 2 to 3 years	728,455	263,327
From 3 to 4 years	106,009	105,647
From 4 to 5 years	76,203	78,739
More than 5 years	795,174	814,758
	2,054,938	2,013,807

As provided in Resolution CVM 556/08, transaction costs and issue premiums associated with fund raising by the Company and its subsidiaries were added to their financial liabilities, and the effective interest rate of each fund raised was calculated.

b.	Notes in the foreign market

In December 2005, the subsidiary LPG International Inc. issued US$ 250 million in notes in the foreign market, with maturity in December 2015 and financial charge of 7.25% p.a., paid semiannually, with the first payment due June 2006. The issue price was 98.75% of the face value of the note, which represented a total return of 7.429% p.a. for the investor at the time of issuance. The notes were secured by the Company and Oxiteno S.A. Indústria e Comércio.

As a result of the issuance of notes in the foreign market, the Company and its subsidiaries, as mentioned above, are subject to certain commitments, including:

•	Limitation of transactions with shareholders owning more than 5% of any class of stock of the Company that are not as favorable to the Company as available in the market.

•
Required resolution of the Board of Directors for transactions with related parties in an amount exceeding US$ 15 million (except for transactions of the Company with subsidiaries and between subsidiaries).

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial statements

(In thousands of Reais, unless otherwise stated)

•	Restriction on transfer of all or substantially all assets of the Company and its subsidiaries.

•	Restriction on encumbrance of assets exceeding US$ 150 million or 15% of the value of the consolidated tangible assets.

The restrictions imposed on the Company and its subsidiaries are usual in transactions of this kind and have not limited their ability to conduct their business to date.

c.	Notes in the foreign market

In June 1997, the subsidiary Companhia Ultragaz S.A. issued US$ 60 million in notes in the foreign market (Original Notes), with maturity in 2005, and in June 2005 obtained the extension of the maturity of these notes for June 2020, with put/call option in June 2008, which was not exercised by the subsidiary and financial institutions. The next put/call option will be on June 2011.

In June 2005, the subsidiary Oxiteno Overseas Corp. acquired all the Original Notes issued by Companhia Ultragaz S.A. with funds from a syndicated loan in the amount of US$ 60 million with maturity in June 2008 and financial charge of 5.05% p.a. In June 2008, the syndicated loan was renewed under the same conditions, but the financial charges have been changed to LIBOR + 1.25% p.a. The syndicated loan is secured by the Company and Oxiteno S.A. Indústria e Comércio.

As a result of the issuance of the syndicated loan, some obligations other than those in Note 16.b) must be maintained by the Company:

•	Maintenance of a financial index, determined by the ratio between net debt and consolidated Earnings Before Interest, Taxes, Depreciation and Amortization (EBITDA), at less than or equal to 3.5.

•	Maintenance of a financial index, determined by the ratio between consolidated EBITDA and consolidated net financial expenses, higher than or equal to 1.5.

The restrictions imposed on the Company and its subsidiaries are usual in transactions of this kind and have not limited their ability to conduct their business to date.

In April 2006, the subsidiary Oxiteno Overseas Corp. sold the Original Notes issued by Companhia Ultragaz S.A. to a financial institution. Simultaneously, the subsidiary acquired from that financial institution notes linked to the Original Notes (the Linked Notes), as described in Note 5, thus obtaining an additional return on this investment. The transaction matures in 2020, and both the subsidiary and the financial institution may prepay it. In case of insolvency of the financial institution, Companhia Ultragaz S.A. would have to settle the Original Notes, but Oxiteno Overeseas Corp. would continue to be the creditor of the Linked Notes.

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial statements

(In thousands of Reais, unless otherwise stated)

d.	Promissory Notes

In December 2008, the Company prepaid the first issuance of 120 Commercial Promissory Notes in the amount of R$ 1,200,000 and issued 120 new registered Commercial Promissory Notes in the amount of R$ 1,200,000, with the following characteristics:

Face value of each:	R$ 10,000,000.00
Final maturity:	December 18, 2009
Payment of the face value:	Lump sum at final maturity
Interest:	100% CDI + 3.60% p.a.
Payment of interest:	Lump sum at final maturity

e.	Collateral

Financing is secured by liens on fixed assets amounting to R$ 59,747 as of March 31, 2009    (R$ 66,680 as of December 31, 2008), guarantees provided to subsidiaries in the amount of R$ 1,445,491 as of March 31, 2009 (R$ 1,440,451 as of December 31, 2008) and promissory notes.

Some subsidiaries issued collaterals to financial institutions in connection with the amounts owed by some of their customers to such institutions (vendor financing). If a subsidiary is required to make any payment under these collaterals, the subsidiary may recover the amount paid directly from its customers through commercial collection. The maximum amount of future payments related to these collaterals is R$ 15,076 as of March 31, 2009 (R$ 18,786 as of December 31, 2008), with maturities of up to 213 days. As of March 31, 2009, the Company and its subsidiaries did not have losses or recorded any liabilities in connection with these collaterals.

Some financing agreements of the Company and its subsidiaries have cross default clauses that require them to pay the debt assumed in case of default of other debts equal to or greater than US$ 10 million. As of March 31, 2009, there was no event of default of the debts of the Company and its subsidiaries.

f.	Finance leases

The subsidiaries CBPI, Serma, SBP and Tequimar have finance lease contracts primarily related to fuel distribution equipment, such as tanks, pumps, VNG compressors, computer equipment and vehicles. These contracts have terms between 36 and 60 months.

The subsidiaries have the option to purchase the assets at a price substantially lower than the fair price on the date of option, and Management intends to exercise such option. No restrictions are imposed on these agreements.

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial statements

(In thousands of Reais, unless otherwise stated)

The amounts of the fixed assets, net of depreciation, and of the liabilities corresponding to such equipment, recorded in the interim financial statements as of March 31, 2009, are shown below:

	Fuel distribution equipment	Computer equipment and vehicles

Fixed assets net of depreciation	24,673	3,177

Financing	21,053	1,950

Current	11,469	1,085
Non-current	9,584	865

The future disbursements (installments), assumed under these contracts, total approximately:

	Fuel distribution equipment	Computer equipment and vehicles

Up to 1 year	11,765	1,232
More than 1 year	9,798	1,065

	21,563	2,297

The above installments include the amounts of ISS payable on the monthly installments.

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial statements

(In thousands of Reais, unless otherwise stated)

17	Shareholders’ equity

a.	Share capital

The Company is a publicly traded company listed on the São Paulo and New York Stock Exchanges, with a subscribed and paid-in capital represented by 136,095,999 shares without par value, including 49,429,897 common and 86,666,102 preferred shares.

As of March 31, 2009, 12,486,725 preferred shares were outstanding abroad in the form of American Depositary Receipts (ADRs).

Preferred shares are nonconvertible into common shares, nonvoting, and give their holders priority in capital redemption, without premium, upon liquidation of the Company.

At the beginning of 2000, the Company, granted tag-along rights under a shareholders’ agreement, which gives non-controlling shareholders the right to the same conditions as negotiated by the controlling shareholders in case of transfer of the control of the Company. In 2004, these rights were incorporated into the Bylaws of the Company.

The Company is authorized to increase the capital without amendment to the Bylaws, by resolution of the Board of Directors, up to the limit of R$ 4,500,000 through the issuance of common or preferred shares, regardless of the current number of shares, subject to the limit of 2/3 of preferred shares in the total shares issued.

b.	Treasury shares

The Company acquired shares issued by itself at market prices without capital reduction, to be held in treasury and to be subsequently disposed of or cancelled, in accordance with Instructions CVM 10 of February 14, 1980 and 268 of November 13, 1997. In the first quarter of 2009 no repurchase of shares occured.

As of March 31, 2009, the financial statements of the parent company totaled 2,201,272 preferred shares and 6,617 common shares held in treasury, acquired at an average cost of R$ 57.79 and R$ 19.30 per share, respectively. In the consolidated financial statements, 2,592,247 preferred shares and 6,617 common shares are held in treasury, acquired at an average cost of R$ 54.22 and R$ 19.30 per share, respectively.

The price of preferred shares issued by the Company as of March 31, 2009 on BM&FBovespa was R$ 55.64.

c.	Capital reserve

The capital reserve reflects the premium of the transfer of shares at market price to be held in treasury in the Company’s subsidiaries, at an average price of R$ 41.55 per share. Such shares were used to award beneficial ownership to executives of these subsidiaries, as mentioned in Note 9.c).

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial statements

(In thousands of Reais, unless otherwise stated)

d.	Revaluation reserve

The revaluation reserve reflects the revaluation of assets of subsidiaries and is based on depreciation, write-off, or disposal of the revalued assets of the subsidiaries, and also based on the tax effects of the provisions created by these subsidiaries.

In some cases, tax charges on the equity-method revaluation reserve of certain subsidiaries are recognized as the reserve is realized, as they preceded the issuance of Resolution CVM 183/95.

e.	Retention of profits reserve

Used for investments contemplated in a capital budget, mainly for expansion, productivity, and quality, acquisitions and new investments. Formed in accordance with Article 196 of the Brazilian Corporate Law, it includes both the portion of net income for the year and the realization of the revaluation reserve, and in 2008, the portion of initial adjustments to Law 11638/07 and MP 449/08.

f.	Unrealized profits reserve

Formed in accordance with Article 197 of the Brazilian Corporate Law, based on the equity in income of affiliates earned by the Company. Its realization normally occurs upon receipt of dividends, disposal and write-off of investments.

g.	Reconciliation between parent company and consolidated shareholders’ equity

	03/31/2009	12/31/2008

Parent company shareholders’ equity	4,754,209	4,663,602
Treasury shares held by subsidiaries – net of realization	(10,759)	(11,475)
Capital reserve from sale of treasury shares to subsidiaries – net of realization	(1,921)	(2,051)

Consolidated shareholders’ equity	4,741,529	4,650,076

h.	Valuation adjustment

The differences between the fair value and adjusted cost (i) of financial investments classified as available for sale and (ii) of financial instruments designated as a cash flow hedge are directly recognized in the shareholders’ equity as Valuation adjustment. Gains and losses recorded in the shareholders’ equity are included in income, in the case of prepayment.

i.	Cumulative translation adjustments

The change in exchange rates on foreign investments denominated in a currency other than the currency of the Company is directly recognized in the shareholders’ equity. This accumulated effect is reflected in income for the year as a gain or loss only in case of disposal or write-off of the investment.

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial statements

(In thousands of Reais, unless otherwise stated)

18	Other income

Other income is primarily composed of R$ 3,038 (revenue) (R$ 6,317 (revenue) as of March 31, 2008) of proceeds from the sale of fixed assets, especially LPG bottles, land and vehicles.

19	Segment information

The company operates four main business segments: gas distribution, fuel distribution, chemicals, and logistics. The gas distribution segment distributes LPG to residential, commercial, and industrial consumers, especially in the South, Southeast, and Northeast Regions of Brazil. The fuel distribution segment operates the distribution of fuels and lubricants and related activities in the South and Southeast Regions of Brazil. The chemicals segment produces ethylene oxide and its derivatives, which are the raw materials for the textile, food, cosmetics & detergent, agrochemical, paint & varnish, and other industries. The logistics segment provides transportation and storage services, especially in the Southeast, and Northeast Regions of Brazil. The segments shown in the financial statements are strategic business units supplying different products and services. Inter-segment sales are at prices similar to those that would be charged to third parties.

The main financial information on each segment of the Company can be stated as follows (excluding inter-segment transactions):

	03/31/2009						03/31/2008

	Ultragaz	Oxiteno	Ultracargo	Ipiranga	Others	Consolidated	Consolidated
Net revenue	764,507	460,143	66,954	5,113,551	6,231	6,411,386	5,927,412
Operating earnings before financial revenues (expenses), other revenues and equity in income of affiliates	23,000	20,817	10,905	117,261	5,886	177,869	139,404
Total assets	1,081,988	3,230,125	867,111	4,466,281	434,984	10,080,489	9,013,313

On the table above, the column “others” is composed primarily of the parent company Ultrapar Participações S.A. and the investment in the Refining business.

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial statements

(In thousands of Reais, unless otherwise stated)

20	Financial income (Consolidated)

	03/31/2009	03/31/2008

Financial revenues:
Interest on financial investments	49,618	51,419
Interest from customers	7,693	1,950
Other revenues	1,202	701
	58,513	54,070

Financial expenses:
Interest on financing	(100,581)	(49,800)
Interest on debentures	-	(22,087)
Interest on finance lease	(773)	(459)
Bank charges (*)	(12,610)	(10,722)
Monetary changes and changes in exchange rates, net of income from hedging instruments	(977)	(2,809)
Provisions updating and other expenses	(2,563)	(5,387)

	(117,504)	(91,264)

Financial income	(58,991)	(37,194)

(*) Includes R$ 4.5 million related to IOF (tax on financial operations) on foreign exchange contract for the acquisition of Texaco.

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial statements

(In thousands of Reais, unless otherwise stated)

21	Risks and financial instruments (Consolidated)

Risk management and financial instruments - Governance
The main risk factors to which the Company and its subsidiaries are exposed reflect strategic/operational and economic/financial aspects. Operational/strategic risks (including, but not limited to, demand behavior, competition, technological innovation, and material changes in the industry structure) are addressed by the Company’s management model. Economic/financial risks primarily reflect default of customers, behavior of macroeconomic variables, such as exchange and interest rates, as well as the characteristics of the financial instruments used by the Company and its subsidiaries and by their counterparties. These risks are managed through control policies, specific strategies, and establishment of limits.

The Company has a conservative policy for the management of assets, financial instruments and financial risks approved by its Board of Directors (“Policy”). In accordance with the Policy, the main objectives of financial management is to preserve the value and liquidity of financial assets and ensure financial resources for the proper conduct of business, including expansions. The main financial risks considered in the Policy are risks associated with currencies, interest rates, credit and selection of financial instruments. Governance of the management of financial risks and financial instruments follows the segregation of duties below:

•	Implementation of the management of financial assets, instruments and risks is the responsibility of the Financial Area, through its treasury, with the assistance of the tax and accounting areas.
•
Supervision and monitoring of compliance with the principles, guidelines and standards of the Policy is the responsibility of the Risk and Investment Committee, set up more than 10 years ago and composed of members of the Company’s Executive Board (“Committee”). The Committee holds regular meetings and is in charge, among other responsibilities, of discussing and monitoring the financial strategies, existing exposures, and significant transactions involving investment, fund raising, or risk mitigation. The Committee monitors the risk standards established by the Policy through a monitoring map on a monthly basis.

•	Changes in the Policy or revisions of its standards are subject to the approval of the Company’s Board of Directors.
•	Continuous enhancement of the Policy is the joint responsibility of the Board of Directors, the Committee, and the Financial Area.

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial statements

(In thousands of Reais, unless otherwise stated)

Currency risk
Most transactions of the Company and its subsidiaries are located in Brazil and, therefore, the reference currency for currency risk management is the Real. Currency risk management is guided by neutrality of currency exposures and considers the transactional, accounting, and operational risks of the Company and its subsidiaries and their exposure to changes in exchange rates. The Company considers as its main currency exposures the assets and liabilities in foreign currency and the short-term flow of net sales in foreign currency of Oxiteno.

The subsidiaries of the Company use exchange rate hedging instruments (especially between the Real and the U.S. dollar) available in the financial market to protect their assets, liabilities, receipts and disbursements in foreign currency, in order to reduce the effects of changes in exchange rates on its results and cash flows in Reais within the exposure limits under its Policy. Such foreign exchange hedging instruments have amounts, periods, and rates substantially equivalent to those of assets, liabilities, receipts and disbursements in foreign currency to which they are related. Assets and liabilities in foreign currency are stated below, translated into Reais as of March 31, 2009 and December 31, 2008:

Assets and liabilities in foreign currency

(Amounts in millions of Reais)	03/31/2009	12/31/2008

Assets in foreign currency
Financial investments in foreign currency	658.2	565.3
Investments in foreign subsidiaries	87.0	111.9
Foreign trade receivables, net of advances on export contract and provision for loss	51.3	52.0
Foreign currency cash and cash equivalents	14.9	9.7
Advances to international suppliers, net of accounts payable arising from imports	14.1	-
Others (1)	-	89.1
	825.5	828.0

Liabilities in foreign currency
Financing in foreign currency	1,112.6	1,171.4
Accounts payable for imports, net of advances to foreign suppliers	-	10.0
	1,112.6	1,181.4

Currency hedging instruments	223.5	242.0

Net asset (liability) position	(63.6)	(111.4)

(1)	Deposit made to Chevron for the acquisition of Texaco in Brazil, occurred on March 31, 2009.

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial statements

(In thousands of Reais, unless otherwise stated)

Based on the net liability position of R$ 63.6 million in foreign currency shown above, we estimate that a 10% devaluation (valuation) of the Real would produce a total effect of R$ 6.4 million, of which R$ 11.5 million of financial expense (revenue) and R$ 5.1 of gain (loss) directly recognized in the shareholders’ cummulative translation adjustments (see Note 3.n).

Interest rate risk
The Company and its subsidiaries adopt conservative policies for fund raising and use of financial resources and capital cost minimization. The financial investments of the Company and its subsidiaries are primarily held in transactions linked to the interest rate for Interbank Certificate of Deposit (CDI), as set forth in Note 5. Fund raising primarily results from financing from BNDES and other development agencies, promissory notes and funds raised in foreign currency, as shown in Note 16.

The Company does not actively manage risks associated with changes in the level of interest rates and attempts to maintain its financial interest assets and liabilities at floating rates. As of March 31, 2009, the Company and its subsidiaries did not have derivative financial instruments for interest rate risk management linked to domestic loans.

Credit risks
The financial instruments that would expose the Company and its subsidiaries to credit risks of the counterparty are basically represented by cash and cash equivalents, financial investments, and accounts receivable.

Credit risk of financial institutions - Such risk results from the inability of financial institutions to comply with their financial obligations to the Company and its subsidiaries due to insolvency. The Company and its subsidiaries regularly conduct a credit review of the institutions with which they hold cash and cash equivalents, financial investments, and hedging instruments through various methodologies that assess liquidity, solvency, leverage, portfolio quality, etc. Cash and cash equivalents, financial investments, and hedging instruments are held only with institutions with a solid credit history, chosen for safety and soundness. The volumes of cash and cash equivalents, financial investments, and hedging instruments are subject to maximum limits by institution and, therefore, require diversification of counterparty.

Government credit risk - The Company and its subsidiaries have financial investments in federal government bonds of Brazil and countries rated AAA or Aaa by specialized credit rating agencies. The volumes of financial investments are subject to maximum limits by country and, therefore, require diversification of counterparty.

Customer credit risk - Such risks are managed by each business unit through specific criteria for acceptance of customers and credit rating and are additionally mitigated by diversification of sales. A Oxiteno S.A. Indústria e Comércio and its subsidiaries maintained, as of March 31, 2009, R$ 2,407 (R$ 2,263 as of December 31, 2008), the subsidiaries Bahiana Distribuidora de Gás Ltda. and Companhia Ultragaz S.A. maintained, R$ 9,339 (R$ 9,007 as of December 31, 2008), Ipiranga/Refining maintained, R$ 48,266 (R$ 46,960 as of December 31, 2008), and the subsidiaries of Ultracargo Operações Logísticas e Participações Ltda. maintained, R$ 1,593 (R$ 1,548 as of December 31, 2008) as a provision for potential loss on their accounts and assets receivables.

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial statements

(In thousands of Reais, unless otherwise stated)

Selection and use of financial instruments
In selecting financial investments and hedging instruments, an analysis is conducted to estimate rates of return, risks involved, liquidity, calculation methodology for the carrying value and fair value, and documentation applicable to the financial instruments. The financial instruments used to manage the financial resources of the Company and its subsidiaries are intended to preserve value and liquidity.

The Policy contemplates the use of derivative financial instruments only to cover identified risks and in amounts consistent with the risk (limited to 100% of the identified risk). The risks identified in the Policy are described in the above Sections of this Note 21 and, therefore, are subject to risk management. In accordance with the Policy, the Company and its subsidiaries can use forward contracts, swaps, options, and futures contracts to manage identified risks. Leveraged derivative instruments or instruments with a margin call are not permitted. Because the use of derivative financial instruments is limited to the coverage of identified risks, the Company and its subsidiaries use the term “hedging instruments” to refer to derivative financial instruments.

As mentioned in the section Risk management and financial instruments – Governance of this Note 21, the Committee monitors compliance with the risk standards established by the Policy through a risk monitoring map, including the use of hedging instruments, on a monthly basis.

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial statements

(In thousands of Reais, unless otherwise stated)

The table below summarizes the position of hedging instruments adopted by the Company and its subsidiaries:

	Counterparty	Maturity	Initial notional amount *		Fair value		Amounts payable or receivable for the period (March 31, 2009)
							Amount receivable	Amount payable
			03/31/2009	12/31/2008	03/31/2009	12/31/2008
Swap contracts

a –Exchange rate swaps receivable in U.S. dollars
Receivables in U.S. dollars	Bradesco, Citibank, Goldman Sachs, Itaú, Santander/Real	Apr/2009 a Jun/2011	113.5	123.5	271.4	291.6	271.4	-
Payables in CDI interest rate			113.5	123.5	223.4	236.4	-	223.4
Total result			-	-	48.0	55.2	271.4	223.4

b – Exchange rate swaps payable in U.S. dollars
Receivables in CDI interest rate	Bradesco, Itaú, Santander/Real, UBS Pactual	Apr/2009 a Jun/2009	18.3	18.3	43.0	44.1	43.0	-
Payables in U.S. dollars			18.3	18.3	41.6	42.9	-	41.6
Total result			-	-	1.4	1.2	43.0	41.6

c - Interest rate swaps
Receivables in LIBOR interest rate in U.S. dollars	Itaú	Jun-2011	60.0	60.0	134.6	133.8	134.6	-
Payables in fixed interest rate in U.S. dollars			60.0	60.0	140.9	140.5	-	140.9
Total result			-	-	(6.3)	(6.7)	134.6	140.9

Total gross result			-	-	43.1	49.7	449.0	405.9
Income tax			-	-	(9.8)	(11.8)	(9.8)	-
Total net result			-	-	33.3	37.9	439.2	405.9

* In USD millions

All transactions mentioned above were properly registered with CETIP S.A., except for the interest rate swap, which is an over-the-counter contract governed by ISDA (International Swap Dealers Association, Inc.) executed with the counterparty Banco Itaú BBA S.A. – Nassau Branch.

Hedging instruments existing as of March 31, 2009 are described below, according to their category, risk, and protection strategy:

Hedging against foreign exchange exposure of liabilities in foreign currency - The purpose of these contracts is to offset the effect of the change in exchange rates of a debt in U.S. dollars by converting it into a debt in Reais linked to CDI. As of March 31, 2009, the Company and its subsidiaries had outstanding swap contracts totaling US$ 113.5 million in notional amount, with an asset position at US$ + 4.96 p.a. and liability position at 100.14% of CDI.

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial statements

(In thousands of Reais, unless otherwise stated)

Hedging against foreign exchange exposure of operations - The purpose of these contracts is to make the exchange rate of the turnover of the subsidiaries of Oxiteno S.A. Indústria e Comércio and Oxiteno Nordeste S.A. Indústria e Comercial equal to the exchange rate of the cost of their raw materials. As of March 31, 2009, these swap contracts totaled US$ 18.3 million and, on average, had an asset position at 75.78% of CDI and liability position at US$ + 0.0% p.a.

Hedging against floating interest rate in foreign currency - The purpose of this contract is to convert the interest rate on the syndicated loan in the principal of US$ 60 million from floating into fixed. As of March 31, 2009, the subsidiary Oxiteno Overseas Corp. had a swap contract with a notional amount of US$ 60 million, with an asset position at US$ + LIBOR + 1.25% p.a. and a liability position at US$ + 4.93% p.a.

Fair value of financial instruments
The fair values and the carrying values of the financial instruments, including currency and interest rate hedging instruments, as of March 31, 2009 and December 31, 2008 are stated below:

	Fair value and currying value of financial instruments

	03/31/2009		12/31/2008
	Carrying value	Fair value	Carrying value	Fair value

Financial assets:
Cash and cash equivalents	166,036	166,036	164,351	164,351
Currency and interest hedging instruments	33,283	33,283	37,913	37,913
Financial investments	1,377,642	1,377,642	1,931,356	1,931,356

	1,576,961	1,576,961	2,133,620	2,133,620

Financial liabilities:
Financing	4,115,476	4,062,120	3,646,475	3,601,195
Finance lease	23,003	23,003	25,447	25,447

	4,138,479	4,085,123	3,671,922	3,626,642

Investments:
Permanent investments in other companies	3,290	3,290	3,094	3,094

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial statements

(In thousands of Reais, unless otherwise stated)

The fair value of financial instruments, including currency and interest hedging instruments, was determined as follows:

•	The fair values of cash on current account are identical to the carrying values.
•	Financial investments in investment funds are valued at the value of the fund unit as of the date of the financial statements, which correspond to their fair value.
•
Financial investments in CDBs and similar investments offer daily liquidity through repurchase in the yield curve and, therefore, the Company believes their fair value corresponds to their carrying value.

•
The fair value of other financial investments and financing was determined using calculation methodologies commonly used for marking-to-market, which consist of calculating future cash flows associated with each instrument adopted and adjusting them to present value at the market rates as of March 31, 2009 and December 31, 2008. For some cases where there is no active market for the financial instrument, the Company and its subsidiaries used quotes provided by the transaction counterparties.

The interpretation of market information on the choice of calculation methodologies for the fair value requires considerable judgment and estimates to obtain a value deemed appropriate to each situation. Consequently, the estimates presented do not necessary indicate the amounts that may be realized in the current market.

Sensitivity analysis
The Company and its subsidiaries use derivative financial instruments only to hedge against identified risks and in amounts consistent with the risk (limited to 100% of the identified risk). Thus, for purposes of sensitivity analysis of market risks associated with financial instruments, the Company analyzes the hedging instrument and the hedged item together, as shown on the charts below.

For the sensitivity analysis of foreign exchange hedging instruments, Management adopted as a likely scenario the Real/U.S. dollar exchange rates at maturity of each swap, projected by dollar futures contracts quoted on BM&FBovespa as of March 31, 2009. As a reference, the exchange rate for the last maturity of foreign exchange hedging instruments is R$ 2.66 in the likely scenario. Scenarios II and III were estimated with a 25% and 50% additional devaluation, respectively, of the Real in the likely scenario.

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial statements

(In thousands of Reais, unless otherwise stated)

Based on the balances of the hedging instruments and hedged items as of March 31, 2009, the exchange rates were replaced, and the changes between the new balance in Reais and the balance in Reais as of March 31, 2009 were calculated in each of the three scenarios. The table below shows the change in the values of the main derivative instruments and their hedged items, considering the changes in the exchange rate in the different scenarios:

		Scenario I
	Risk	(likely)	Scenario II	Scenario III

Currency swaps receivable in U.S. dollars
(1) Dollar / Real swaps	Dollar	22,732	91,064	159,398
(2) Debts in dollars	appreciation	(22,956)	(91,164)	(159,373)
(1)+(2)	Net Effect	(224)	(100)	25

Currency swaps payable in U.S. dollars
(3) Real / Dollar swaps	Dollar	(187)	(10.826)	(21.464)
(4) Gross margin of Oxiteno	devaluation	187	10.826	21.464
(3)+(4)	Net Effect	-	-	-

For the sensitivity analysis of the interest rate hedging instrument, the Company used the future LIBOR curve (BBA – British Bankers Association) as of March 31, 2009 at maturity of the swap and of the syndicated loan (hedged item), which occurs in 2011, in order to define the likely scenario. Scenarios II and III were estimated with a 25% and 50% deterioration, respectively, in the estimate of the likely LIBOR.

Based on the three interest rate scenarios, Management estimated the values of its loan and of the hedging instrument by calculating the future cash flows associated with each instrument adopted according to the projected scenarios and adjusting them to present value by the rate in effect on March 31, 2009. The result is stated on the table below:

		Scenario I
	Risk	(likely)	Scenario II	Scenario III

Interest rate swap (in dollars)
(1) LIBOR / fixed rate swap	Increase in	(2.508)	(1.474)	(439)
(2) LIBOR Debt	LIBOR	2.520	1.481	441
(1)+(2)	Net Effect	12	7	2

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial statements

(In thousands of Reais, unless otherwise stated)

22	Contingencies and commitments (Consolidated)

a.	Civil, tax and labor proceedings

In 1990, the Union of Workers in Petrochemical Plants, of which the employees of the subsidiaries Oxiteno Nordeste S.A. Indústria e Comércio and Empresa Carioca de Produtos Químicos S.A. are members, filed an action against the subsidiaries to enforce adjustments established under a collective labor agreement, in lieu of the salary policies actually implemented. At the same time, the Employers’ Association proposed a collective bargaining for interpretation and clarification of Clause Four of the agreement. Based on the opinion of its legal counsel, who reviewed the latest decision of the Federal Supreme Court (STF) in the collective bargaining and the position of the individual action of the subsidiary Oxiteno Nordeste S.A. Indústria e Comércio, Management of the subsidiaries did not deem it necessary to record a provision as of March 31, 2009.

Subsidiary Companhia Ultragaz S.A. is facing an administrative case pending before the Administrative Council for Economic Defense (CADE) for alleged anticompetitive practice in cities in the Triângulo Mineiro region in 2001. Recently, the CADE entered a decision against Companhia Ultragaz S.A. imposing a penalty of 1% of the annual gross revenue for 2001 (which was R$ 1,475 million), excluding taxes and adjusted by IPCA-e. This administrative decision has not yet become final and can still be appealed administratively. If the adverse decision is administratively upheld, then its execution may be stayed and the merits reconsidered in court. Based on the above elements and on the opinion of its legal counsel, the subsidiary’s Management did not record a provision.

Subsidiary Companhia Ultragaz S.A. is the defendant in legal proceedings for damages arising from an explosion in 1996 in a shopping mall located in the City of Osasco, State of São Paulo. Such proceedings involve: (i) individual proceedings brought by victims of the explosion seeking compensation for loss of income and pain and suffering (ii) request for compensation for expenses of the shopping mall administrator and its insurer; and (iii) class action seeking economic and non-economic damages for all victims injured and dead. The subsidiary believes that it produced evidence that the defective gas pipelines in the shopping mall caused the accident, and Ultragaz’s local LPG storage facilities did not contribute to the explosion. Out of the 62 actions decided to date, 61 were favorable, of which 25 are already shelved; only 1 was adverse in the second instance, which can still be appealed, and if such decision is upheld, the value is R$ 17. There are 3 actions yet to be decided. The subsidiary has insurance coverage for these legal proceedings, and the value not insured is R$ 16,524. The Company did not record any provision for this value because it considers the chances of realization of this contingency as essentially remote.

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial statements

(In thousands of Reais, unless otherwise stated)

The Company and its subsidiaries obtained injunctions to pay PIS and COFINS contributions without the changes introduced by Law 9718/98 in its original version. The ongoing questioning refers to the levy of theses taxes on sources other than revenues. In 2005, the STF decided the question in favor of the taxpayer. Although it has set a precedent, the effect of this decision does not automatically apply to all companies, since they must await judgment of their own legal lawsuits. The Company has subsidiaries whose lawsuits have not yet been decided. If all ongoing lawsuits are finally decided in favor of the subsidiaries, the Company estimates that the total positive effect on income before income tax and social contribution will reach R$ 33,226, net of attorney’s fees.

Based on the favorable jurisprudence and the opinion of its legal counsel, the subsidiaries Oxiteno Nordeste S.A. Indústria e Comércio and Oxiteno S.A. Indústria e Comércio filed, on September 16 and October 1, 2008, respectively, lawsuits to obtain preliminary injunctions to exclude export revenues from the tax base for Social Contribution on Profit. The injunction was granted to Oxiteno Nordeste, and the subsidiary will make judicial deposits of the amounts due; the subsidiary Oxiteno S.A. awaits judgment of appeal against the decision which denied the requested injunction.

Subsidiary Utingás Armazenadora S.A. is defending itself against notices of assessment of Service Tax (ISS) issued by the Municipal Government of Santo André. The position of the subsidiary’s legal counsel is that the risk is low since a significant portion of the administrative decisions was favorable to the subsidiary. The thesis defended by the subsidiary is supported by the opinion of a renowned tax specialist. The unprovided for contingency, adjusted as of March 31, 2009, is R$ 47,457 (R$ 46,916 as of December 31, 2008).

On October 7, 2005, the subsidiaries Companhia Ultragraz S.A. and Bahiana Distribuidora de Gás Ltda. filed for and obtained an injunction to offset PIS and COFINS credits against other taxes administered by the Federal Revenue Service, notably IRPJ and CSLL. The decision was confirmed by a trial court judgment on May 16, 2008. Under the injunction obtained, the subsidiaries have been making judicial deposits for these debits in the accumulated amount of R$ 123,037 as of March 31, 2009 (R$ 117,679 as of December 31, 2008) and have recorded a corresponding liability.

Subsidiaries Companhia Ultragaz S.A., Utingás Armazenadora S.A., Terminal Químico de Aratu S.A. - Tequimar, Transultra - Armazenamento e Transporte Especializado Ltda. and Ultracargo Operações Logísticas e Participações Ltda. have filed actions with a motion for injunction seeking full and immediate utilization of the supplementary monetary  adjustment based on the Consumer Price Index (IPC)/National Treasury Bonds (BTN) for 1990 (Law 8200/91) and maintain a provision of R$ 14,853 (R$ 14,575 as of December, 2008) to cover any contingencies if they lose such actions.

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial statements

(In thousands of Reais, unless otherwise stated)

On December 29, 2006, the subsidiaries Oxiteno S.A. Indústria e Comércio, Oxiteno Nordeste S.A. Indústria e Comércio, Companhia Ultragaz S.A. and Transultra Armazenamento e Transporte Especializado Ltda. filed for an injuction seeking the deduction of ICMS from the PIS and COFINS tax basis. Oxiteno Nordeste S.A. Indústria e Comércio obtained an injuction and is paying the disputed amounts into judicial deposits, as well as recording the respective provision in the amount of R$ 27,365 (R$ 24,255 as of December, 2008). The other subsidiaries did not obtain an injunction and are awaiting the outcome of an appeal lodged with Tribunal Regional Federal (TRF) for the 3rd Region. On August 19, 2008, the subsidiaries Companhia Brasileira de Petróleo Ipiranga, Refinaria de Petróleo Riograndense S.A., Tropical Transportes Ipiranga Ltda. and Empresa Carioca de Produtos Químicos S.A. also filed for injuctions seeking the same benefit, and are awaiting the judgment of these lawsuits.

The Company and some of its subsidiaries have filed actions with a motion for injunction against the application of the law restricting offset of tax losses (IRPJ) and negative tax bases (CSLL) determined as of December 31, 1994 to 30% of the income for the year. As a result of the position of the Federal Supreme Court (SFT) and based on the opinion of its legal counsel, a provision was recorded for this contingency in the amount of R$ 6,882 (R$ 6,804  as of December 31, 2008).

In 2007, based on recent jurisprudence, the position of its legal counsel, and the increase in the amounts involved in transactions, the Company and its subsidiaries began to record a provision for PIS and COFINS on credits of interest on capital. The total amount accrued as of March 31, 2009 is R$ 22,420 (R$ 21,943 as of December 31, 2008).

Regarding Ipiranga/Refining, the main additional contingencies provided for, relate to: (i) requirement for the reversal of ICMS credits on transportation services taken during the freight reimbursement system established by the DNC (currently ANP – National Petroleum, Natural Gas and Biofuel Agency), R$ 7,324; (b) requirement for the reversal of ICMS credits, in the State of Minas Gerais, on interstate outflows carried under Article 33 of ICMS Convention 66/88, which allowed maintenance of credits and was suspended by an injunction issued by the STF, R$ 28,617; (c) assessments for deduction of unconditional discounts from the tax base for ICMS due to tax substitution, in the State of Minas Gerais, R$ 16,419; (d) litigation on clauses of contracts with customers; and (e) claims made by former employees and subcontractors on salary allowances.

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial statements

(In thousands of Reais, unless otherwise stated)

The main tax contingences of Ipiranga/Refining that were considered to pose a possible risk of loss relate to ICMS and total R$ 147,296, and based on this position, have not been provided for in the financial statements, consisting primarily of: (a) requirement for the reversal of credits resulting from excess taxation on acquisition of products in the petroleum refinery under the tax substitution regime; (b) requirement for the ICMS on acquisition of basic oils; (c) assessments in the State of Rio de Janeiro requiring reversal of ICMS credits on interstate outflows made under Article 33 of ICMS Convention 66/88, which allowed maintenance of credits and was suspended by an injunction issued by the STF; (d) requirement for the reversal of presumed credit on interstate transfers of hydrated fuel ethanol in the State of Santa Catarina; (e) notices of assessment issued in Minas Gerais for alleged miscalculation of the tax base for ICMS, since the amount of the tax itself on interstate transactions with petroleum byproducts to end consumer was not included in such tax base; and (f) notice of assessment regarding transactions for return of anhydrous ethanol loan.

In addition, the subsidiary CBPI and its subsidiaries have tax assessments concerning non-homologation of IPI credits originated in acquisitions of products whose subsequent sales had no taxation. The amount of the unprovided for contingency, adjusted as of March 31, 2009, is R$ 42,266 (R$ 40,430 as of December 31, 2008).

The Company and its subsidiaries have other pending administrative and legal proceedings, which were estimated by their legal counsel as possible and/or remote risk, and the related potential losses were not provided for by the Company and its subsidiaries based on these opinions. The Company and its subsidiaries also have litigations for recovery of taxes and contributions, which were not recorded in the financial statements due to their contingent nature.

Movements in provisions, net of amounts in escrow, are as follows:

Provisions	Balance in 12/31/2008	Additions	Write- offs	Adjustments	Balance in 03/31/2009

IRPJ and CSLL	143,657	1,154	(6)	3,580	148,385
PIS and COFINS	48,778	2,403	-	1,218	52,399
ICMS	62,687	-	-	627	63,314
INSS	8,101	-	(138)	205	8,168
Civil litigation	3,949	-	(112)	-	3,837
Labor litigation	11,370	-	(63)	-	11,307
Others	5,632	74	-	186	5,892
(-) Amounts in escrow	(148,123)	(4,238)	-	(4,327)	(156,688)

Total	136,051	(607)	(319)	1,489	136,614

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial statements

(In thousands of Reais, unless otherwise stated)

b.	Contracts

Subsidiary Terminal Químico de Aratu S.A. – Tequimar has agreements with CODEBA and Complexo Industrial Portuário Governador Eraldo Gueiros in connection with its port facilities in Aratu and Suape, respectively. Such agreements set a minimum value for cargo movement of 1,000,000 tons per year in Aratu by 2022 and 250,000 tons per year in Suape effective through 2027. If the annual movement is less than the minimum required, then the subsidiary will have to pay the difference between the actual movement and the minimum required by the agreements, using the port rates in effect at the date established for payment. As of March 31, 2009, such charges were R$ 4.93 and R$ 1.38 per ton for Aratu and Suape, respectively. The subsidiary has met the minimum cargo movement requirements since the beginning of the agreements.

Subsidiary Oxiteno Nordeste S.A. Indústria e Comércio has a supply agreement with Braskem S.A. setting a minimum value for annual consumption of ethylene and establishing conditions for the supply of ethylene until 2021. The minimum purchase commitment and the actual demand in the fiscal period ended March 31, 2009 and March 31, 2008, expressed in tons of ethylene, are shown below. In case of breach of the minimum purchase commitment, the subsidiary agrees to pay a penalty of 40% of the current ethylene price, to the extent of the shortfall. The provision of minimum purchase commitment is in renegotiation with Braskem, including the minimum purchase commitment for the quarter ended March 31, 2009.

	Minimum purchase commitment (in the year)		Accumulated demand 1st quarter (actual)

	2009	2008	2009	2008

In tons of ethylene	190,000	173,005	32,182	47,745

On August 1, 2008, the subsidiary Oxiteno S.A. Indústria e Comércio signed an Ethylene Supply Agreement with Petroquímica União S.A., valid until 2023, which establishes and regulates the conditions for supply of ethylene to Oxiteno based on the international market for this product. The minimum purchase is 19,800 tons of ethylene semiannually. In case of breach of the minimum purchase commitment, the subsidiary agrees to pay a penalty of 30% of the current ethylene price, to the extent of the shortfall.

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial statements

(In thousands of Reais, unless otherwise stated)

c.	Insurance coverage in subsidiaries

The Company maintains appropriate insurance policies to cover several risks to which it is exposed, including asset insurance against losses caused by fire, lightning, explosion of any kind, gale, aircraft crash, and electric damage, and other risks, covering the bases and other branches of all subsidiaries, except Refining, which maintains its own insurance. The maximum compensation value, including Loss of Profits, based on the risk analysis of maximum loss possible at a certain site is US$ 852 million.

The General Responsibility Insurance program covers the Company and its subsidiaries with a maximum aggregate coverage of US$ 400 million against losses caused to third parties as a result of accidents related to commercial and industrial operations and/or distribution and sales of products and services.

Group Life and Personal Accident, Health, National and International Transportation and All Risks insurance policies are also maintained.

The coverages and limits of the insurance policies maintained are based on a careful study of risks and losses conducted by local insurance advisors, and the type of insurance is considered by Management to be sufficient to cover potential losses based on the nature of the business conducted by the companies.

d.	Operating lease contracts

The subsidiaries Tropical, SBP and Serma have operating lease contracts for the use of fuel transportation equipment (trucks) and computer equipment.

These contracts terms are 36 months. The subsidiaries have the option to purchase the assets at a price equal to the fair price on the date of option, and Management does not intend to exercise such option.

The future disbursements (installments), assumed under these contracts, total approximately:

	03/31/2009	12/31/2008

Up to 1 year	450	739
More than 1 year	649	742
	1,099	1,481

The total payments of operating lease recognized as expenses for the period was R$ 517 (559 as of March 31, 2008).

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial statements

(In thousands of Reais, unless otherwise stated)

23	Employee benefits and private pension plan (Consolidated)

a.	ULTRAPREV- Associação de Previdência Complementar

The Company and its subsidiaries offer a defined-contribution pension plan to their employees, which is managed by Ultraprev - Associação de Previdência Complementar. Under the plan, the basic contribution of each participating employee is calculated by multiplying a percentage ranging from 0% to 11%, which is annually defined by the participant based on his/her salary. The sponsor companies match the amount of the basic contribution paid by the participant. As the participants retire, they choose to receive monthly either: (i) a percentage, ranging from 0.5% to 1.0%, of the fund accumulated for the participant with Ultraprev; or (ii) a fixed monthly amount that will exhaust the fund accumulated for the participant within a period ranging from 5 to 25 years. Thus, the Company and its subsidiaries do not assume responsibility for guaranteeing amounts and periods of pension benefits. As of March 31, 2009, the Company and its subsidiaries contributed R$ 2,227 (R$ 1,499 as of March 31, 2008) to Ultraprev, which amount is recorded as expense in the income statement for the period. The total number of employees participating in the plan as of March 31, 2009 was 7,126 active participants and 21 retired participants. In addition, Ultraprev had 1 active participant and 30 former employees receiving benefits under the previous plan whose reserves are fully constituted.

b.	Post-employment benefits

Ipiranga/Refining recognized a provision for post-employment benefits related to seniority bonus, payment of Severance Pay Fund, and health and life insurance plan for eligible retirees.

Ipiranga/Refining’s net liabilities for such benefits recorded as of March 31, 2009 are R$ 86,359 (R$ 86,490 as of December 31, 2008), of which R$ 8,768 (R$ 8,768 as of December 31, 2008) are recorded as current liabilities and R$ 77,591 (R$ 77,722 as of December 31, 2008) as long-term liabilities.

The amounts related to such benefits were determined based on a valuation conducted by an independent actuary and are recorded in the financial statements in accordance with Resolution CVM 371/2000.

Other information considered material by the company

Shares directly or indirectly owned by the controlling shareholders, members of the Board of Directors, Executive Officers and members of the Fiscal Council as of March 31, 2009

	Mar-31-09
	Common	Preferred	Total
Controlling Shareholders	33,748,057	294,732	34,042,789
Board of Directors [1]	46	7	53
Officers [2]	–	251,073	251,073
Fiscal Council	–	1,071	1,071

Note:
[1] Shares owned by members of the Board of Directors which were not included in Controlling   Shareholders’ position. Should the member not be part of the controlling group, only its direct ownership   is included.

2 Shares owned by Officers which were not included in Controlling Shareholders’ and Board of Directors’   positions.

Shares directly or indirectly owned by the controlling shareholders, members of the Board of Directors, Executive Officers and members of the Fiscal Council

	Mar-31-09			Mar-31-08
	Common	Preferred	Total	Common	Preferred	Total
Controlling Shareholders	33,748,057	294,732	34,042,789	33,748,057	293,732	34,041,789
Board of Directors [1]	46	7	53	46	6	52
Officers [2]	–	251,073	251,073	–	221,750	221,750
Fiscal Council	–	1,071	1,071	–	1,071	1,071

Note:	[1] Shares which were not included in Controlling Shareholders’ position.
2 Shares which were not included in Controlling Shareholders’ and Board of Directors’ positions.

Total free float and its percentage of total shares as of March 31, 2009:

	Common	Preferred	Total
Total Shares	49,429,897	86,666,102	136,095,999

(-) Shares held in treasury	6,617	2,201,272	2,207,889
(-) Shares owned by Controlling Shareholders	33,748,057	294,732	34,042,789
(-) Shares owned by Management	46	251,080	251,126
(-) Shares owned by affiliates *	–	140,200	140,200

Free-float	15,675,177	83,778,818	99,453,995

% Free-float / Total Shares	31.71%	96.67%	73.08%
*Subsidiaries

The Company’s shareholders that hold more than 5% of voting or non-voting capital, up to the individual level, and breakdown of their shareholdings as of March 31, 2009

ULTRAPAR PARTICIPAÇÕES S.A	Common	%	Preferred	%	Total	%
Ultra S.A. Participações	32,646,694	66.05%	12	0.00%	32,646,706	23.99%
Caixa de Previdência dos Funcionários do Banco do Brasil [1]	–	–	11,934,824	13.77%	11,934,824	8.77%
Parth Investments Company [2]	9,311,730	18.84%	1,396,759	1.61%	10,708,489	7.87%
Monteiro Aranha S.A. [3]	5,212,637	10.55%	1,011,888	1.17%	6,224,525	4.57%
Dodge & Cox, Inc. [4]	–	–	6,270,252	7.23%	6,270,252	4.61%
Shares held in treasury	6,617	0.01%	2,201,272	2.54%	2,207,889	1.62%
Others	2,252,219	4.56%	63,851,095	73.67%	66,103,314	48.57%
TOTAL	49,429,897	100.00%	86,666,102	100.00%	136,095,999	100.00%
1 Pension fund of employees of Banco do Brasil headquartered in Brazil
2 Company headquartered outside of Brazil, ownership information is not available
3 Brazilian public listed company, ownership information is publicly available
4 Institutions headquartered outside of Brazil

ULTRA S.A. PARTICIPAÇÕES	Common	%	Preferred	%	Total	%
Fábio Igel	12,065,160	19.09%	4,954,685	19.55%	17,019,845	19.22%
Paulo Guilherme Aguiar Cunha	10,654,109	16.86%	–	–	10,654,109	12.03%
Ana Maria Villela Igel	2,570,136	4.07%	9,208,690	36.34%	11,778,826	13.30%
Christy Participações Ltda.	6,425,199	10.17%	4,990,444	19.69%	11,415,643	12.89%
Joyce Igel de Castro Andrade	7,071,343	11.19%	2,062,989	8.14%	9,134,332	10.32%
Márcia Igel Joppert	7,084,323	11.21%	2,062,988	8.14%	9,147,311	10.33%
Rogério Igel	7,311,004	11.57%	1,615,027	6.37%	8,926,031	10.08%
Lucio de Castro Andrade Filho	3,775,470	5.97%	–	–	3,775,470	4.26%
Others	6,245,304	9.88%	448,063	1.77%	6,693,367	7.56%
TOTAL	63,202,048	100.00%	25,342,886	100.00%	88,544,934	100.00%
Others: other individuals, none of them holding more than 5%

CHRISTY PARTICIPAÇÕES S.A	Capital Stock	%
Maria da Conceição Coutinho Beltrão	3,066	34.90%
Hélio Marcos Coutinho Beltrão	1,906	21.70%
Cristiana Coutinho Beltrão	1,906	21.70%
Maria Coutinho Beltrão	1,906	21.70%
TOTAL	8,784	100.00%

Interest in the subsidiaries

1 - Item	2 -Company name	3 - Corporate taxpayer number (CNPJ)	4 - Classification	5 - % of ownership interest in investee	6 - % of Investor´s shareholders' equity	7 - Type of company	8 - Number of shares held in the current quarter (in thousands)	9 - Number of shares held in the prior quarter (in thousands)

1	Companhia Ultragaz S.A.	61.602.199/0001-12	Investee of subsidiary/affiliated	99%	9.36%	Commercial, industrial and other	799,972	799,972
2	Bahiana Distribuidora de Gás Ltda.	46.395.687/0001-02	Investee of subsidiary/affiliated	100%	4.15%	Commercial, industrial and other	24	24
3	Utingás Armazenadora S.A.	61.916.920/0001-49	Investee of subsidiary/affiliated	56%	0.81%	Commercial, industrial and other	2,800	2,800
4	LPG International INC.	OFF-SHORE	Investee of subsidiary/affiliated	100%	0.20%	Commercial, industrial and other	1	1
5	Ultracargo - Operações Logisticas e Participações Ltda.	34.266.973/0001-99	Closely-held subsidiary	100%	13.18%	Commercial, industrial and other	9,324	9,324
6	Transultra - Armazenagem Transportes Especiais Ltda.	60.959.889/0001-60	Investee of subsidiary/affiliated	100%	1.42%	Commercial, industrial and other	34,999	34,999
7	Terminal Quimico de Aratu S.A.	14.688.220/0001-64	Investee of subsidiary/affiliated	100%	11.60%	Commercial, industrial and other	63,372	63,372
8	Petrolog Serviços e Armazéns Gerais Ltda.	05.850.071/0001-05	Investee of subsidiary/affiliated	100%	0.12%	Commercial, industrial and other	412	412
9	Oxiteno S.A. Indústria e Comércio	62.545.686/0001-53	Closely-held subsidiary	100%	32.62%	Commercial, industrial and other	35,102	35,102
10	Oxiteno Nordeste S.A. Indústria e Comércio	14.109.664/0001-06	Investee of subsidiary/affiliated	99%	16.85%	Commercial, industrial and other	7,384	7,384
11	Oleoquímica Ind e Com de Prod Quím Ltda.	07.080.388/0001-27	Investee of subsidiary/affiliated	100%	5.41%	Commercial, industrial and other	280,815	280,815
12	U. A. T. S. P. E. Empreendimentos e Participações Ltda.	09.364.319/0001-70	Investee of subsidiary/affiliated	100%	0.52%	Commercial, industrial and other	18,220	18,220
13	Empresa Carioca de Produtos Químicos S.A.	33.346.586/0001-08	Investee of subsidiary/affiliated	100%	0.49%	Commercial, industrial and other	199,323	199,323
14	Oxiteno Argentina Sociedad de Responsabilidad Ltda.	OFF-SHORE	Investee of subsidiary/affiliated	100%	0.00%	Commercial, industrial and other	95	95
15	Barrington S.L.	OFF-SHORE	Investee of subsidiary/affiliated	100%	0.94%	Commercial, industrial and other	554	554
16	Oxiteno Mexico S.A. de CV	OFF-SHORE	Investee of subsidiary/affiliated	100%	0.58%	Commercial, industrial and other	122,048	122,048
17	Oxiteno Andina, C.A .	OFF-SHORE	Investee of subsidiary/affiliated	100%	0.51%	Commercial, industrial and other	12,076	12,076
18	Imaven Imóveis Ltda.	61.604.112/0001-46	Investee of subsidiary/affiliated	100%	5.03%	Commercial, industrial and other	116,179	116,179
19	Cia Brasileira de Petróleo Ipiranga	33.069.766/0001-81	Closely-held subsidiary	100%	40.85%	Commercial, industrial and other	105,952	105,952
20	am/pm Comestíveis Ltda.	40.299.810/0001-05	Investee of subsidiary/affiliated	100%	0.53%	Commercial, industrial and other	13,497	13,497
21	Centro de Conveniencias Millennium Ltda.	03.546.544/0001-41	Investee of subsidiary/affiliated	100%	0.05%	Commercial, industrial and other	1,171	1,171
22	Conveniências Ipiranga Norte Ltda.	05.378.404/0001-37	Investee of subsidiary/affiliated	99%	0.01%	Commercial, industrial and other	164	164
23	Ipiranga Trading Ltd.	OFF-SHORE	Investee of subsidiary/affiliated	100%	0.00%	Commercial, industrial and other	50	50
24	Tropical Transportes Ipiranga Ltda.	42.310.177/0001-34	Investee of subsidiary/affiliated	100%	0.41%	Commercial, industrial and other	254	254
25	Ipiranga Logística Ltda.	08.017.542/0001-89	Investee of subsidiary/affiliated	100%	0.02%	Commercial, industrial and other	510	510
26	Ipiranga Imobiliária Ltda.	07.319.798/0001-88	Investee of subsidiary/affiliated	100%	0.43%	Commercial, industrial and other	15,647	15,647
27	Maxfácil Participações S.A.	08.077.294/0001-61	Investee of subsidiary/affiliated	50%	1.94%	Commercial, industrial and other	11	11
28	Refinaria de Petróleo Riogrnadense S.A.	94.845.674/0001-30	Closely-held subsidiary	33%	-0.25%	Commercial, industrial and other	5,000	9,866
29	Comercial Farroupilha Ltda.	92.766.484/0001-00	Investee of subsidiary/affiliated	100%	0.02%	Commercial, industrial and other	1,615	1,615
30	Isa-Sul Administração e Participações Ltda.	89.548.606/0001-70	Investee of subsidiary/affiliated	100%	0.27%	Commercial, industrial and other	3,515	46,869
31	Sociedade Brasileira de Participações Ltda.	08.056.984/0001-34	Investee of subsidiary/affiliated	100%	25.58%	Commercial, industrial and other	1,264,453	61,510
32	Serma Assoc.Usuarios Equip. Proc. Dados e Serv.Correlatos	61.601.951/0001-00	Investee of subsidiary/affiliated	100%	0.00%	Commercial, industrial and other	8,059	8,059
33	Oxiteno Europe SPRL	OFF-SHORE	Investee of subsidiary/affiliated	100%	0.01%	Commercial, industrial and other	1	1

(Convenience Translation into English from the Original Previously Issued in Portuguese)

Ultrapar Participações S.A. and Subsidiaries Interim financial information March 31, 2009

Ultrapar Participações S.A. and Subsidiaries Interim financial statements as of March 31, 2009 and 2008

Table of contents

Independent auditors’ report	3 - 4

Identification	5

Balance sheets	6 - 7

Income statements	8

Statements of changes in shareholders’ equity	9 - 10

Statements of cash flows - Indirect method	11 - 12

Notes to the financial statements	13 - 64

Other information considered material
by the company	65 - 66

Investment in the subsidiaries	67

2

Independent auditors’ report

To the Board of Directors and Shareholders
Ultrapar Participações S.A.
São Paulo - SP

1.
We have reviewed the Quarterly Financial Information of Ultrapar Participações S.A. (the Company) and the consolidated Quarterly Financial Information of the Company and its subsidiaries for the quarter ended March 31, 2009, comprising the balance sheet, the statements of income, changes in shareholders’ equity, cash flows, explanatory notes and  management report, which are the responsibility of its management.

2.
Our review was conducted in accordance with the specific rules set forth by the IBRACON - The Brazilian Institute of Independent Auditors, in conjunction with the Federal Accounting Council - CFC and consisted mainly of the following: (a) inquiry and discussion with management responsible for the accounting, financial and operational areas of the Company and its subsidiaries, regarding the main criteria adopted in the preparation of the Quarterly Financial Information; and (b) reviewing information and subsequent events that have or may have relevant effects on the financial position and operations of the Company and its subsidiaries.

3.
Based on our review, we are not aware of any material modifications that should be made to the Quarterly Financial Information described above, for these to be in accordance with the rules issued by the Brazilian Securities and Exchange Commission (CVM), which are applicable to the preparation of the Quarterly Financial Information.

3

4.
As mentioned in Explanatory Note 2, due to the changes in the accounting practices adopted in Brazil during 2008, the statements of income, changes in shareholders’ equity and cash flows, for the period ended March 31, 2008, presented for comparison purposes, were adjusted and restated, as required by NPC 12 – Accounting Policies, Changes in Accounting Estimates and Correction of Errors, approved by CVM Resolution 506/06.

May 12, 2009

KPMG Auditores Independentes
CRC 2SP014428/O-6

Anselmo Neves Macedo	Alexandre Heinermann
Accountant CRC 1SP160482/O-6	Accountant CRC 1SP228175/O-0

4

Ultrapar Participações S.A. and Subsidiaries
(Convenience Translation into English from the Original Previously Issued in Portuguese)

IDENTIFICATION

01.01 - CAPITAL COMPOSITION
Number of shares	Current quarter	Prior quarter	Same quarter in prior year
(Thousands)	03/31/2009	12/31/2008	03/31/2008
Paid-up Capital
1 - Common	49,430	49,430	49,430
2 - Preferred	86,666	86,666	86,666
3 - Total	136,096	136,096	136,096
Treasury Share
4 - Common	7	7	7
5 - Preferred	2,201	2,201	1,156
6 - Total	2,208	2,208	1,163

01.02 - DIVIDENDS APPROVED AND/OR PAID DURING AND AFTER THE QUARTER

1 - ITEM	2 - EVENT	3 - APPROVAL	4 - REVENUE	5 - BEGINNING OF PAYMENT	7 - TYPE OF SHARE	8 - AMOUNT PER SHARE
01	Board of Director’s Meeting	03/11/2009	Dividends	04/02/2009	Common	0.887031
02	Board of Director’s Meeting	03/11/2009	Dividends	04/02/2009	Preferred	0.887031

01.03 - SUBSCRIBED CAPITAL AND ALTERATIONS IN THE CURRENT YEAR

1 - ITEM	2 - DATE OF ALTERATION	3 - AMOUNT OF THE CAPITAL (IN THOUSANDS OF REAIS)	4 - AMOUNT OF THE ALTERATION (IN THOUSANDS OF REAIS)	5 - NATURE OF ALTERATION	7 - NUMBER OF SHARES ISSUED (THOUSAND)	8 - SHARE PRICE ON ISSUE DATE (IN REAIS)

5

Ultrapar Participações S.A. and Subsidiaries

Balance sheets

as of March 31, 2009 and 2008

(In thousands of Reais)
		Parent		Consolidated
Assets
	Note	3/31/2009	12/31/2008	3/31/2009	12/31/2008
Current assets
Cash and banks		560	533	166,036	164,351
Financial investments	5	41,407	778,458	1,403,732	1,962,076
Trade account receivables	6	-	-	1,451,635	1,429,311
Inventories	7	-	-	871,127	1,033,756
Recoverable taxes	8	38,741	28,780	295,053	311,869
Deferred income tax and social contribution	10.a)	758	128	112,625	111,842
Dividends receivable		118,680	98,279	-	-
Other receivables		39	869	22,561	103,605
Prepaid expenses	11	-	-	44,715	19,000
Total current assets		200,185	907,047	4,367,484	5,135,810

Non-current assets
Long-term assets
Financial investments	5	750,000	-	7,193	7,193
Trade account receivables	6	-	-	198,972	210,057
Related companies	9.a)	63,419	77,034	5,305	5,640
Deferred income tax and social contribution	10.a)	147	115	402,204	408,708
Recoverable taxes	2.d) and 8	-	-	47,064	42,959
Escrow deposits		217	193	54,473	56,053
Other receivables		-	-	450	491
Prepaid expenses	11	-	-	23,747	24,581
		813,783	77,342	739,408	755,682

Investments
Subsidiaries	12.a)	4,862,370	4,765,499	1,189,646	-
Affiliates	12.b)	-	-	12,880	12,981
Others		59	59	21,346	21,000
Fixed assets	13 and 16.f)	-	-	3,137,408	3,131,496
Intangible assets	14	246,163	246,163	598,189	594,595
Deferred charges	15	-	-	14,128	15,604
		5,108,592	5,011,721	4,973,597	3,775,676

Total non-current assets		5,922,375	5,089,063	5,713,005	4,531,358

Total assets		6,122,560	5,996,110	10,080,489	9,667,168

6

Ultrapar Participações S.A. and Subsidiaries

Balance sheets

as of March 31, 2009 and 2008

(In thousands of Reais)
		Parent		Consolidated

Liabilities	Note	03/31/2009	12/31/2008	03/31/2009	12/31/2008

Current liabilities
Loans and financing	16	1,239,967	1,203,823	2,070,987	1,645,534
Finance lease	16.f)	-	-	12,554	12,581
Suppliers		199	426	510,890	614,201
Salaries and related charges		93	90	127,263	164,620
Taxes payable		10	113	94,617	88,972
Dividends payable	17.g)	119,909	119,941	126,886	127,021
Income tax and social contribution payable		-	-	7,285	17,418
Deferred income tax and social contribution	10.a)	-	-	11,843	14,706
Post-employment benefits	23.b)	-	-	8,768	8,768
Provision for contingencies	22.a)	-	-	33,359	32,521
Other payables		1,338	1,372	19,785	21,378
Total current liabilities		1,361,516	1,325,765	3,024,237	2,747,720

Non-current liabilities
Long-term liabilities
Financing	16	-	-	2,044,489	2,000,941
Finance lease	16.f)	-	-	10,449	12,866
Related companies	9.a)	1,825	1,825	3,389	4,422
Deferred income tax and social contribution	10.a)	-	-	22,800	18,233
Provision for contingencies	22.a)	4,918	4,918	103,255	103,530
Post-employment benefits	23.b)	-	-	77,591	77,722
Other payables		92	-	13,493	13,471
Total non-current liabilities		6,835	6,743	2,275,466	2,231,185

Minority interest		-	-	39,257	38,187

Shareholders’ equity

Share capital	17.a)	3,696,773	3,696,773	3,696,773	3,696,773
Capital reserve	17.c)	2,906	2,906	985	855
Revaluation reserve	17.d)	9,838	10,280	9,838	10,280
Profit reserves	17.e) and 17.f)	1,078,914	1,078,914	1,078,914	1,078,914
Treasury shares	17.b)	(127,332)	(127,332)	(138,091)	(138,807)
Valuation adjustment	3.c) and 17.h)	(5,648)	(6,248)	(5,648)	(6,248)
Cumulative translation adjustments	3.n) and 17.i)	7,239	8,309	7,239	8,309
Retained earnings		91,519	-	91,519	-
	17.g)	4,754,209	4,663,602	4,741,529	4,650,076
Total liabilities and shareholders’ equity		6,122,560	5,996,110	10,080,489	9,667,168

The accompanying notes are an integral part of these financial statements.

7

Ultrapar Participações S.A. and Subsidiaries

Income statements

Fiscal period ended March 31, 2009 and 2008

(In thousands of Reais)
		Parent		Consolidated
	Note
		03/31/2009	03/31/2008	03/31/2009	03/12/2008

Gross revenue from sales and services	3.a)			6,725,158	6,220,450
Taxes on sales and services		-	-	(279,032)	(261,021)
Rebates, discounts and returns		-	-	(34,740)	(32,017)
		-	-
Net revenue from sales and services				6,411,386	5,927,412
Cost of products and services sold	3.a)	-	-	(5,885,203)	(5,461,253)

Gross income		-	-	526,183	466,159

Income from investments in subsidiaries and affiliates
Equity in income of subsidiaries and affiliates	12.a) and 12.b)	116,444	115,944	(100)	50

Operating revenues (expenses)
Selling and marketing		-	-	(151,195)	(135,066)
General and administrative		(1,201)	(53)	(144,566)	(129,730)
Depreciation and amortization		-	(11,826)	(57,257)	(68,888)
Other net operating income		(1)	(7)	4,704	6,931

Operating income before financial income and other revenues
Net financial income	20	(24,745)	(26,698)	(58,991)	(37,194)
Other income	18	-	-	3,038	6,317

Operating income before social contribution and income tax		90,497	77,360	121,816	108,579

Social contribution and income tax
Current	10.b)	-	-	(28,780)	(45,871)
Deferred charges	10.b)	662	13,116	(7,456)	20,965
Tax incentives	10.b) and 10.c)	-	-	6,934	8,574
		91,159	90,476	92,514	92,247

Income before minority interest and employee statutory interest
Employee statutory interest		-	-	-	(1,222)
Minority interest		-	-	(1,355)	(549)

Net income for the period		91,159	90,476	91,159	90,476

Net income per equity share (annual weighted average) - R$		0.68086	0.67053

The accompanying notes are an integral part of these financial statements.

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Ultrapar Participações S.A. and Subsidiaries

Statements of changes in shareholders’ equity in the parent company

Fiscal period ended March 31, 2009

(In thousands of Reais)
					Profit reserves
	Note	Share capital	Capital reserve	Revaluation reserve in subsidiaries	Legal reserve	Retention of profits	Valuation adjustment	Cumulative translation adjustments	Retained earnings	Treasury shares	Total

Balance at December 31, 2008		3,696,773	2,906	10,280	119,575	959,339	(6,248)	8,309	-	(127,332)	4,663,602

Realization of revaluation reserve	17.d)	-	-	(442)	-	-	-	-	442	-	-
Income tax and social contribution on realization of revaluation reserve ofsubsidiaries	17.d)	-	-	-	-	-	-	-	(82)	-	(82)
Valuation adjustments for financial instruments	3.c)	-	-	-	-	-	600	-	-	-	600
Currency translation of foreign subsidiaries	3.n)	-	-	-	-	-	-	(1,070)	-	-	(1,070)
Net income for the period		-	-	-	-	-	-	-	91,159	-	91,159

Balance at March 31, 2009		3,696,773	2,906	9,838	119,575	959,339	(5,648)	7,239	91,519	(127,332)	4,754,209

The accompanying notes are an integral part of these financial statements.

9

Ultrapar Participações S.A. and Subsidiaries

Statements of changes in shareholders’ equity in the consolidated

Fiscal period ended March 31, 2009

 (In thousands of Reais, except dividends per share)
					Profit reserves
	Note	Share capital	Capital reserve	Revaluation reserve in subsidiaries	Legal reserve	Retention of profits	Valuation adjustment	Cumulative translation adjustments	Retained earnings	Treasury shares	Total

Balance at December 31, 2008		3,696,773	855	10,280	119,575	959,339	(6,248)	8,309	-	(138,807)	4,650,076

Realization of revaluation reserve	17.d)	-	-	(442)	-	-	-	-	442	-	-
Income tax and social contribution on realization of revaluation reserve of subsidiaries	17.d)	-	-	-	-	-	-	-	(82)	-	(82)
Valuation adjustments for financial Instruments	3.c)	-	-	-	-	-	600	-	-	-	600
Currency translation of foreign subsidiaries	3.n)	-	-	-	-	-	-	(1,070)	-	-	(1,070)
Treasury shares			130	-	-	-	-	-	-	716	846
Net income for the period		-	-	-	-	-	-	-	91,159	-	91,159

Balance at March 31, 2009		3,696,773	985	9,838	119,575	959,339	(5,648)	7,239	91,519	(138,091)	4,741,529

The accompanying notes are an integral part of these financial statements.

10

Ultrapar Participações S.A. and Subsidiaries

Statements of cash flows - Indirect method

Fiscal period ended March 31, 2009 and 2008

(In thousands of Reais)
			Parent		Consolidated
	Note		03/31/2009	03/31/2008	03/31/2009	03/31/2008

Cash flows from operating activities
Net income for the year			91,159	90,476	91,159	90,476
Adjustments to reconcile net income to cash provided by operating activities
Equity in income of subsidiaries and affiliates	12		(116,444)	(115,944)	100	(50)
Depreciation and amortization			-	11,826	96,223	87,694
PIS and COFINS credits on depreciation			-	-	2,594	920
Interest, monetary and exchange rate changes			45,546	31,950	86,483	60,854
Deferred income tax and social contribution	10.b	)	(662)	(13,116)	7,456	(20,965)
Minority interest in income			-	-	1,355	549
Proceeds from sale of fixed assets			-	-	(3,038)	(6,198)
Provision (release of provision) for loss on fixed assets			-	-	-	(49)
Others			-	-	(636)	(285)

Dividends received from subsidiaries			3,600	30,344	-	-

(Increase) decrease in current assets
Trade receivables	6		-	-	(22,323)	154,280
Inventories	7		-	-	162,759	(82,992)
Recoverable taxes	8		(9,961)	319	16,816	(15,320)
Other receivables			832	(926)	81,044	(5,342)
Prepaid expenses	11		-	(1,778)	(25,715)	(11,538)

Increase (decrease) in current liabilities
Trade payables			(227)	(752)	(103,311)	(153,708)
Wages and employee benefits			4	(5)	(37,357)	(19,844)
Taxes payable			(103)	(125)	5,646	37,635
Income tax and social contribution			-	-	(10,132)	(17,551)
Other payables			(37)	11,878	(756)	(8,111)

(Increase) decrease in long-term assets
Accounts receivable	6		-	-	11,086	4,283
Tax credits	8		-	-	(4,105)	(3,158)
Amounts in escrow			(24)	-	1,580	3,617
Other receivables			-	20	38	(100)
Prepaid expenses	11		-	-	834	188

Increase (decrease) in long-term liabilities
Provision for contingencies			-	-	(1,025)	2,590
Other payables			92	78	643	7,589

Net cash provided by operating activities			13,775	44,235	357,418	112,454

11

Ultrapar Participações S.A. and Subsidiaries

Statements of cash flows - Indirect method

Fiscal period ended March 31, 2009 and 2008

(In thousands of Reais)

Cash flows from investment activities
Financial investments, net of redemptions			(750,000)	-	120,288	(251,522)
Disposal (acquisition) of investments, net	12		-	(260,435)	(1,189,646)	-
Capital contributions to subsidiaries	12		(4,980)	-	-	-
Acquisition of fixed assets	13		-	-	(104,109)	(172,224)
Increase in intangible assets	14		-	-	(10,026)	(2,247)
Increase in deferred charges	15		-	-	-	(3,119)
Gain on sale of fixed assets			-	-	8,749	17,108

Net cash provided by (used in) investment activities			(754,980)	(260,435)	(1,174,744)	(412,004)

Cash flows from financing activities
Financing and debentures
Fund raising	16		-	1,200,000	547,133	1,765,965
Amortization	16		(9,402)	(1,241,419)	(167,122)	(1,734,674)
Payment of financial lease	16		-	-	(3,240)	(1,972)
Dividends paid			(32)	(239,400)	(136)	(238,644)
Acquisition of minority interest			-	-	-	(1)
Purchase of shares for treasury	17.b	)	-	(37,148)	-	(37,148)
Payment from Petrobras and Braskem for delivery of Petrochemical and Distribution Assets			-	1,035,641	-	1,035,641
Related entities	9.a	)	13,615	38,501	(698)	(1,172)

Net cash provided by (used in) financing activities			4,181	756,175	375,937	787,995

Effect of changes in exchange rates on cash and cash equivalents in foreign currency			-	-	5,018	(687)

Increase (decrease) in cash, banks and short-term investments			(737,024)	539,975	(436,371)	487,758

Cash and cash equivalents at beginning of period	5		778,991	97,826	1,275,053	862,392

Cash and cash equivalents at end of period	5		41,967	637,801	838,682	1,350,150

Additional information
Interest paid on financing			-	52,419	13,186	65,670
Income tax and social contribution paid for the period			-	-	11,023	28,469

Items not affecting cash for the period
Finance lease	16.f	)	-	-	153	13,919
The accompanying notes are an integral part of these financial statements.

12

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial statements

(In thousands of Reais, unless otherwise stated)
1	Operations

Ultrapar Participações S.A. (“Company”), with headquarters in the City of São Paulo, engages in the investment of its own capital in commercial and industrial activities and related businesses, including the subscription or acquisition of shares of other companies.

Through its subsidiaries, it operates in the segment of liquefied petroleum gas (LPG) distribution (“Ultragaz”), light fuel & lubricant distribution, and related business in Southern and Southeastern Brazil (“Ipiranga”), production and marketing of chemicals (“Oxiteno”), and provision of integrated logistics solution services for special bulk cargo (“Ultracargo”). The Company also operates in the petroleum refining business through its investment in Refinaria de Petróleo Riograndense S.A.  (“Refining”).

2	Initial implementation of Law 11638/07 and summary of significant accounting policy changes

Law 11638/07 was enacted on December 28, 2007 and Provisional Measure 449/08 was issued on December 3, 2008, both amending and repealing existing provisions and adding new provisions to Law 6404/76 (Brazilian Corporate Law) to adapt the accounting policies adopted in Brazil to the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB). In order to regulate these changes, the Brazilian Securities Commission (CVM) issued a set of Resolutions during 2008, whose main effects on the interim financial statements of the Company and its subsidiaries are summarized below.

Resolution CVM 565 of December 17, 2008 – deals with the initial implementation of Law 11638/07 and Provisional Measure (MP) 449/08.
As permitted by this Resolution, the Company decided to adopt January 1, 2008 as the date of transition. In addition, the Company and its subsidiaries started to use the equity method of accounting for the company Metalúrgica Plus S/A. and consolidate the company SERMA – Associação dos Usuários de Equipamentos de Processamento de Dados e Serviços Correlatos in their interim financial statements (see Notes 4 and 12). The information presented herein for the quarter ended March 31, 2008, differs from the one previously disclosed because the Company retroactively applied to them the new accounting standards issued during the year, as established by CVM. In the following table the effects on consolidated net income as of March 31, 2008 related to the adoption of Law 11638/07 and 449/08 MP are shown.

13

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial statements

(In thousands of Reais, unless otherwise stated)

	CVM Resolution	03/31/2008
Values before the implementation of Law 11638/07 and MP 449/08		90,079

Effects of the implementation of Law 11638/07 and MP 449/08:
Finance leases	554	379
Cost of funding	556	789
Marking-to-market of currency and interest rate hedging instruments	566	305
Equity in income of Metalplus	565	(15)
Cumulative translation adjustments	534	(1,061)

Total		397

Values after the implementation of Law 11638/07 and MP 449/08		90,476

Resolution CVM 534 of January 29, 2008 – deals with effects of the changes in exchange rates and of the translation of financial statements.
The Company and its subsidiaries analyzed their investments in foreign entities and combined with the investor, those investees lacking autonomy and independent management, in accordance with item 41(a) of the Resolution. Foreign subsidiaries with autonomy were booked as provided for in item 41(b) of the Resolution, and the changes in exchange rates of the net investment in these subsidiaries were recorded as Cumulative translation adjustments in the investor’s shareholders’ equity. See Note 3.n).

Resolution CVM 547 of August 13, 2008 – deals with the Statement of Cash Flows.
The Company and its subsidiaries classified as cash equivalents, the short-term investments that are readily convertible into known amounts of cash and are subject to insignificant risk of change in value. The statement of cash flows shows the activity in the accounts: (i) Cash and banks and (ii) Financial investments considered as cash equivalents in the fiscal year. See Notes 3.b) and 5.

Resolution CVM 566 of December 17, 2008 – deals with recognition, measurement, and evidence of financial instruments.
The financial instruments of the Company and its subsidiaries were classified, according to their characteristics and the Company’s intention, into: (i) measured at fair value through income; (ii) held to maturity; (iii) available for sale; and (iv) loans and receivables. See Notes 3.c), 5 and 21.

Resolution CVM 553 of November 12, 2008 – deals with intangible assets.
The Company and its subsidiaries reclassified to intangible assets the goodwill on the acquisitions of companies, which were previously shown as deferred charges in the interim financial statements. See Notes 3.h), 3.i) and 14.

14

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial statements

(In thousands of Reais, unless otherwise stated)

Resolution CVM 554 of November 12, 2008 – deals with financial leases.
Certain financial lease contracts where substantially all the risks and benefits associated with the ownership of an asset are transferred to the Company and its subsidiaries were recorded in the financial statements as finance leases, net of tax effects. The items recognized as assets were depreciated at the depreciation rates applicable to each of the group of assets into which they were classified, and the financial charges under the leases were allocated over the contract terms, based on the amortized cost method. See Notes 3.g) 16.g) and 22.d).

Resolution CVM 556 of November 12, 2008 – deals with transaction costs and premiums on issuance of bonds and securities.
Transaction costs and issue premiums associated with funding transactions by the Company and its subsidiaries were reclassified and added to the values of the respective funds raised, and the effective interest rate of each issuance was calculated. See Note 16.a).

Resolution CVM 564 of December 17, 2008 – deals with adjustment to present value of assets and liabilities.
The Company’s subsidiaries recorded the adjustment to present value of ICMS credit balances on acquisition of fixed assets (CIAP). The Company and its subsidiaries reviewed all other items of long-term and, where relevant, short-term assets and liabilities and did not identify the need to adjust these transactions to present value. See Notes 3.q) and 8.

3	Presentation of interim financial statements and significant accounting policies

The individual and consolidated interim financial statements were prepared in conformity with the accounting pratices adopted in Brazil, which include the Brazilian Corporate Law, the Standards, Guidelines and Interpretations issued by the Accounting Standards Committee and the standards issued by the Brazilian Securities Commission (CVM).

a.	Recognition of income

Income is recognized on the accrual basis. Revenues from sales and costs are recognized as income when all risks and benefits associated with the products are transferred to the purchaser. Revenues from services provided and their costs are recognized as income when the services are performed.

b.	Cash equivalents

Include short-term highly-liquid investments that are readily convertible into a known amount of cash and are subject to an insignificant risk of change in value. See Note 5 for further detail on cash equivalents of the Company and its subsidiaries.

15

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial statements

(In thousands of Reais, unless otherwise stated)

c.	Financial instruments

In accordance with Resolution CVM 566/08, the financial instruments of the Company and its subsidiaries were classified into the following categories:

•
Measured at fair value through income: financial assets held for trading, that is, purchased or created primarily for the purpose of sale or repurchase in the short term, and derivatives. Changes in fair value are recorded as income, and the balances are stated at fair value.

•
Held to maturity: non-derivative financial assets with fixed payments or determinable payments with fixed maturities for which the entity has the positive intent and ability to hold to maturity. The interest earned is recorded as income, and balances are stated at acquisition cost plus the interest earned.

•
Available for sale: non-derivative financial assets that are designated as available for sale or that were not classified into other categories. The interest earned is recorded as income, and the balances are stated at fair value. Differences between fair value and acquisition cost plus the interest earned are recorded in a specific account of the shareholders’ equity. Gains and losses recorded in the shareholders’ equity are included in income, in case of prepayment.

•
Loans and receivables: non-derivative financial instruments with fixed payments, receipts or determinable payments not quoted in active markets, except: (i) those which the entity intends to sell immediately or in the short term and which the entity classified as measured at fair value through income; (ii) those classified as available for sale; or (iii) those the holder of which cannot substantially recover its initial investment for reasons other than credit deterioration. The interest earned is recorded as income, and balances are stated at acquisition cost plus the interest earned.

Certain derivative financial instruments used to hedge against changes in interest rates were designated as cash flow hedge for purposes of measuring their fair value. The difference between the fair value of the financial instrument and its value plus interest earned is recognized as a Valuation adjustment in the shareholders’ equity, not affecting the income statement of the Company and its subsidiaries. Gains and losses recorded in the shareholders’ equity are included in income, in case of prepayment.

For further detail on financial instruments of the Company and its subsidiaries, see Notes 5, 16, and 21.

16

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial statements

(In thousands of Reais, unless otherwise stated)

d.	Current and non-current assets

Allowance for doubtful accounts is calculated based on estimated losses and is set at an amount deemed by Management to be sufficient to cover any loss on realization of accounts receivable.

Inventories are stated at the lower of average acquisition or production cost, and replacement cost or market value.

The other assets are stated at the lower of cost and realizable value, including, if applicable, the interest earned, monetary changes and changes in exchange rates incurred or less a provision for loss and, if applicable, adjustment to present value (see Note 3.q).

e.	Investments

Investments in subsidiaries are valued by the equity method of accounting.

Investments in companies on which Management has a significant influence or in which it holds 20% or more of the voting stock, or that are part of a group under common control are also valued by the equity method of accounting (see Note 12).

The other investments are stated at acquisition cost less provision for loss, unless the loss is considered temporary, and also include investments in progress.

f.	Fixed assets

Recorded at acquisition or construction cost, including financial charges incurred on fixed assets under construction, as well as significant maintenance costs resulting from scheduled plant outages. The Company will maintain the revaluation balances, which were incorporated in the value of the respective assets, until their realization, without, however, accounting for new revaluations.

Depreciation is calculated by the straight-line method, at the annual rates stated in Note 13, over the useful/economic life of the property.

Leasehold improvements in service stations are depreciated over the shorter of the contract term and useful/economic life of the property.

17

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial statements

(In thousands of Reais, unless otherwise stated)

g.	Financial leases

•	Finance leases

Certain financial lease contracts transfer substantially all the risks and benefits associated with the ownership of an asset to the Company and its subsidiaries. These contracts are characterized as finance leases, and assets thereunder are stated at fair value or present value of the minimum payments under the relevant contracts. The items recognized as assets are depreciated at the depreciation rates applicable to each group of assets in accordance with Note 13. Financial charges under the finance lease contracts are allocated to income over the contract term, based on the amortized cost and actual interest rate method (see Note 16.f).

•	Operating leases

Are lease transactions where the risks and benefits associated with the ownership of the asset are not transferred and where the purchase option at the end of the contract is equivalent to the market value of the leased asset. Payments made under an operating lease contract are recognized as expenses in the income statement on a straight-line basis over the term of the lease contract, in accordance with Note 22.d).

h.	Intangible assets

Intangible assets include assets acquired by the Company and its subsidiaries from third parties, according to the following criteria (see Note 14):

•	Goodwill is carried at the original value less accumulated amortization as of December 31, 2008, when it closed to be amortized.

•	Other intangible assets acquired from third parties are measured at the total acquisition cost less accumulated amortization expenses.

The Company and its subsidiaries do not have intangible assets that were created internally or that have an indefinite useful life.

i.	Deferred charges

Deferred charges include restructuring costs that will produce benefits in future years (see Note 15). The Company and its subsidiaries decided to maintain the balances until they are fully amortized.

j.	Current and non-current liabilities

Are stated at known or calculable amounts plus, if applicable, related charges, monetary changes and changes in exchange rates incurred until the date of the financial statements and, if applicable, adjustment to present value (see Note 3.q).

18

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial statements

(In thousands of Reais, unless otherwise stated)

k.	Income tax and social contribution on profit

Current and deferred income tax (IRPJ) and social contribution (CSLL) are calculated based on the current rates of income tax and social contribution on profit, including the value of tax incentives, as stated in Note 10.b).

l.	Provision for contingencies

The provision for contingencies is created for contingent risks with a “probable” chance of loss in the opinion of managers and internal and external legal counsel, and the values are recorded based on evaluation of the outcomes of the legal proceedings (see Note 22.a).

m.	Actuarial obligation for post-employment benefits

Reserves for actuarial liabilities for post-employment benefits granted and to be granted to employees, retirees, and pensioners are based on an actuarial calculation prepared by an independent actuary, using the projected unit credit method, as described in Note 23.b).

n.	Basis for translating financial statements of foreign-based subsidiaries

Assets and liabilities of the subsidiaries Oxiteno México S.A. de C.V. and its subsidiaries, located in Mexico (functional currency: Mexican Peso), and Oxiteno Andina, C.A., located in Venezuela (functional currency: Bolivar), denominated in currencies other than that of the Company (functional currency: Real), are translated at the exchange rate in effect on the date of the financial statements. Gains and losses resulting from changes in these foreign investments are directly recognized in the shareholders’ equity as Cumulative translation adjustments and are recognized as income when these investments are disposed of. The amount recognized in the shareholders’ equity as cumulative translation adjustments as of March 31, 2009 was R$ 7,239.

Assets and liabilities of the other foreign subsidiaries, which do not have autonomy, are considered activities of their investor and are translated at the exchange rate in effect on the date of the financial statements. Gains and losses resulting from changes in these foreign investments are directly recognized as income. The loss recognized as of March 31, 2009 amounted to R$ 428 (R$ 1,183 loss as of March 31, 2008).

o.	Use of estimates

The preparation of interim financial statements requires the Company’s Management to make estimates and assumptions that affect the values of assets and liabilities presented as of the date of the interim financial statements, as well as the values of revenues, costs and expenses for the fiscal years presented. Although these estimates are based on the best information available to Management about present and future events, the actual results may differ from these estimates.

19

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial statements

(In thousands of Reais, unless otherwise stated)

p.	Impairment of assets

The Company reviews, at least annually, the carrying value of assets for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use or disposal. In cases where future expected cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of these assets. The factors considered by the Company in performing this assessment include current operating results, trends, and prospects, as well as the effects of obsolescence, demand, competition, and other economic factors.

No impairment was recorded in the interim consolidated financial statements as of March 31, 2009.

q.	Adjustment to present value

The subsidiaries recorded the adjustment to present value of ICMS credit balances on fixed assets (CIAP – see Note 8). The Company and its subsidiaries reviewed all items classified as long-term and, where relevant, short-term assets and liabilities and did not identify the need to adjust other balances to present value.

20

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial statements

(In thousands of Reais, unless otherwise stated)

4	Principles of consolidation and investments in affiliates

The consolidated financial statements were prepared following the basic principles of consolidation established by the Brazilian Corporate Law and CVM standards, including the following direct and indirect subsidiaries:

		% interest in the share capital – Mar. 31, 2009		% interest in the share capital – Dec. 31, 2008
	Location	Direct control	Indirect control	Direct control	Indirect control

Ultracargo - Operações Logísticas e Participações Ltda.	Brazil	100	-	100	-
Transultra - Armazenamento e Transporte Especializado Ltda.	Brazil	-	100	-	100
Petrolog Serviços e Armazéns Gerais Ltda.	Brazil	-	100	-	100
Terminal Químico de Aratu S.A. – Tequimar	Brazil	-	99	-	99
União Vopak Armazéns Gerais Ltda.	Brazil	-	50	-	50
Melamina Ultra S.A. Indústria Química	Brazil	-	99	-	99
Oxiteno S.A. Indústria e Comércio	Brazil	100	-	100	-
Oxiteno Nordeste S.A. Indústria e Comércio	Brazil	-	99	-	99
Oxiteno Argentina Sociedad de Responsabilidad Ltda.	Argentina	-	99	-	99
Oleoquímica Indústria e Comércio de Produtos Químicos Ltda.	Brazil	-	100	-	100
Barrington S.L.	Spain	-	100	-	100
Oxiteno México S.A. de C.V.	Mexico	-	100	-	100
Oxiteno Servicios Corporativos S.A. de C.V.	Mexico	-	100	-	100
Oxiteno Servicios Industriales S.A. de C.V.	Mexico	-	100	-	100
Oxiteno USA LLC	United States	-	100	-	100
Oxiteno International Corp.	Virgin Islands	-	100	-	100
Oxiteno Overseas Corp.	Virgin Islands	-	100	-	100
Oxiteno Andina, C.A.	Venezuela	-	100	-	100
Oxiteno Europe SPRL	Belgium	-	100	-	100
U.A.T.S.P.E. Empreendimentos e Participações Ltda.	Brazil	-	100	-	100
Empresa Carioca de Produtos Químicos S.A.	Brazil	-	100	-	100
Companhia Brasileira de Petróleo Ipiranga	Brazil	100	-	100	-
am/pm Comestíveis Ltda.	Brazil	-	100	-	100
Centro de Conveniências Millennium Ltda.	Brazil	-	100	-	100
Conveniência Ipiranga Norte Ltda.	Brazil	-	100	-	100
Ipiranga Trading Limited	Virgin Islands	-	100	-	100
Tropical Transportes Ipiranga Ltda.	Brazil	-	100	-	100
Ipiranga Imobiliária Ltda.	Brazil	-	100	-	100
Ipiranga Logística Ltda.	Brazil	-	100	-	100
Maxfácil Participações S.A.	Brazil	-	50	-	50
Isa-Sul Administração e Participações Ltda.	Brazil	-	100	-	100
Comercial Farroupilha Ltda.	Brazil	-	100	-	100
Companhia Ultragaz S.A.	Brazil	-	99	-	99
Bahiana Distribuidora de Gás Ltda.	Brazil	-	100	-	100
Utingás Armazenadora S.A.	Brazil	-	56	-	56
LPG International Inc.	Cayman Islands	-	100	-	100
Imaven Imóveis Ltda.	Brazil	-	100	-	100
Sociedade Brasileira de Participações Ltda.	Brazil	5	95	100	-
Sociedade Anônima de Óleo Galena Signal (**)	Brazil	-	100	-	-
Chevron Brasil Ltda.(**)	Brazil	-	100	-	-
Refinaria de Petróleo Riograndense S.A. (*)	Brazil	33	-	100	-
SERMA - Ass. dos usuários equip. proc. de dados	Brazil	-	100	-	100

21

Item 3

ULTRAPAR PARTICIPAÇÕES S.A.

Publicly Traded Company

CNPJ nº 33.256.439/0001- 39	NIRE 35.300.109.724

MINUTES OF THE MEETING OF THE BOARD OF DIRECTORS (04/2009)

Date, Time and Location:
May 13th, 2009, at 2:30 p.m., at the Company’s headquarters, located at Av. Brigadeiro Luiz Antônio, nr 1343, 9th floor, in the City and State of São Paulo.

Attendance:
Members of the Board of Directors and member of the Fiscal Council, dully signed.

Discussed and approved matters:

1.
To elect, in accordance to the first paragraph of Article 17 of the Company’s bylaws, as Chairman of the Board of Directors PAULO GUILHERME AGUIAR CUNHA, Brazilian, married, engineer, holder of identity card RG nr 4.554.607/ SSP-SP and registered under CPF nr 008.255.498-68, and as Vice-President, the Board Member LUCIO DE CASTRO ANDRADE FILHO, Brazilian, married, engineer, holder of identity card RG nr 3.045.977/SSP-SP and registered under CPF nr 061.094.708-72, both with business address at Av. Brigadeiro Luiz

(Minutes of a meeting of the Board of Directors of Ultrapar Participações S.A., May 13th, 2009)

Antonio, nr 1343, 9th floor, in the City and State of São Paulo (ZIP 01317-910);

2.	To approve, after analyzing and discussing the performance of the Company in the first quarter of the current fiscal year, the respective financial statements;

3.
To elect the persons qualified below as Officers of the Company, with a mandate up to the Ordinary Shareholders’ Meeting to be held in 2010 that examine the documents referred to in Article 133 of the Brazilian Corporate Law, related to the current fiscal year:

As Chief Executive Officer:
PEDRO WONGTSCHOWSKI, Brazilian, divorced, chemical engineer, holder of identity card RG nr 3.091.522/ SSP-SP and registered under CPF nr 385.585.058-53;

As Investor Relations Officer:
ANDRÉ COVRE, Brazilian, married, administrator, holder of identity card RG nr 17.841.059/SSP-SP and registered under CPF/MF nr 130.335.108-09;

As Officers:
PEDRO JORGE FILHO, Brazilian, married, engineer, holder of identity card RG nr 6.031.456/SSP-SP and registered under CPF nr 822.913.308-53;

(Minutes of a meeting of the Board of Directors of Ultrapar Participações S.A., May 13th, 2009)

JOÃO BENJAMIN PAROLIN, Brazilian, married, chemical engineer, holder of identity card RG nr 8.658.508-3/SSP-SP, and registered under CPF/MF nr 029.320.368-74; and

LEOCADIO DE ALMEIDA ANTUNES FILHO, Brazilian, married, economist, holder of identity card RG nr 2.003.414.808/SSP-RS, and registered under CPF/MF nr 206.129.230-53.

Observation:  (i) The deliberations were approved by all the Board Members present, except for Board Member Renato Ochman, who abstained from voting; (ii) the business address of all the officers elected is at Av. Brigadeiro Luiz Antonio, nr 1343, 9th floor, in the City and State of São Paulo (ZIP 01317-910), except for Mr. Leocadio de Almeida Antunes Filho, whose business address is at Av. Francisco Eugênio, nr 329, 10th floor in the City and State of Rio de Janeiro (ZIP 20948-900); (iii) the elected Officers hereby assumes their offices in this date and, previously consulted, declare that, (a) there is no penalty or ongoing impediment which could prevent any of them from exercising the activities they have been designated to; (b) they do not occupy any position in companies which can be considered market competitors to the Company and (c) they do not have conflicting interest with the Company, in accordance with Article 147 of the Brazilian Corporate Law.

As there were no further matters to be discussed, the meeting was closed, the minutes of this meeting were written, read and approved by all the undersigned present.

(Minutes of a meeting of the Board of Directors of Ultrapar Participações S.A., May 13th, 2009)

Paulo Guilherme Aguiar Cunha – Chairman

Lucio de Castro Andrade Filho - Vice President

Ana Maria Levy Villela Igel

Paulo Vieira Belotti

Olavo Egydio Monteiro de Carvalho

Nildemar Secches

Renato Ochman

Luiz Carlos Teixeira

Mario Probst – Fiscal Council

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  May 13, 2009
ULTRAPAR HOLDINGS INC.

By:	/s/ André Covre
	Name:	André Covre
	Title:	Chief Financial and Investor Relations Officer

(1Q09 Earnings Release, Interim Financial Information, Board Minutes)